Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

KONA PARENT, L.P.,

kona merger sub CO.

and

KORE GROUP HOLDINGS, INC.

Dated as of February 26, 2026

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER; CLOSING; EFFECTIVE TIME		3
1.1.	The Merger	3
1.2.	Closing	3
1.3.	Effective Time	3
ARTICLE II ORGANIZATIONAL DOCUMENTS OF THE SURVIVING CORPORATION		4
2.1.	Certificate of Incorporation of the Surviving Corporation	4
2.2.	Bylaws of the Surviving Corporation	4
ARTICLE III DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION		4
3.1.	Directors of the Surviving Corporation	4
3.2.	Officers of the Surviving Corporation	4
ARTICLE IV EFFECT OF THE MERGER; EXCHANGE OF SHARES		4
4.1.	Effect of the Merger; Conversion of Securities	4
4.2.	Exchange of Shares.	6
4.3.	Treatment of Company Warrants; Company RSUs; Company Cash Awards.	9
4.4.	Adjustments to Prevent Dilution	11
ARTICLE V REPRESENTATIONS AND WARRANTIES		11
5.1.	Representations and Warranties of the Company	11
5.2.	Representations and Warranties of Parent and Merger Sub	30
ARTICLE VI COVENANTS		35
6.1.	Interim Operations.	35
6.2.	Acquisition Proposals; Change of Recommendation.	40
6.3.	Proxy Statement Filing; Information Supplied	44
6.4.	Company Stockholders Meeting	46
6.5.	Efforts; Cooperation; Antitrust Matters.	47
6.6.	Information; Access and Reports.	50
6.7.	Stock Exchange Delisting	51
6.8.	Publicity	51
6.9.	Employee Benefits.	52
6.10.	Expenses	53
6.11.	Indemnification; Directors’ and Officers’ Insurance.	54
6.12.	Stockholder Litigation	56
6.13.	Financing.	56
6.14.	Cooperation with Debt Financing.	58
6.15.	Other Actions by the Company.	61

i

6.16.	Obligations of Parent.	61
6.17.	FIRPTA Certificate and IRS Form	62
6.18.	Notification of Certain Matters.	62
6.19.	Treatment of Company Indebtedness.	63
6.20.	Rollover	64
ARTICLE VII CONDITIONS		64
7.1.	Conditions to Each Party’s Obligation to Effect the Merger	64
7.2.	Conditions to Obligations of Parent and Merger Sub	65
7.3.	Conditions to Obligation of the Company	66
ARTICLE VIII TERMINATION		66
8.1.	Termination	66
8.2.	Effect of Termination and Abandonment.	68
ARTICLE IX MISCELLANEOUS AND GENERAL		71
9.1.	Survival	71
9.2.	Modification or Amendment	71
9.3.	Waiver	72
9.4.	Counterparts	72
9.5.	Governing Law and Venue; Waiver of Jury Trial; Specific Performance.	72
9.6.	Notices	75
9.7.	Entire Agreement	76
9.8.	No Third-Party Beneficiaries	77
9.9.	Obligations of Parent and of the Company	77
9.10.	Definitions	77
9.11.	Severability	77
9.12.	Interpretation; Construction.	78
9.13.	Successors and Assigns	78
9.14.	No Recourse	79
9.15.	Necessary Further Actions	79
9.16.	Financing Provisions	80
ANNEX A DEFINED TERMS		1

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 26, 2026, is by and among KONA Parent L.P., a Delaware limited partnership (“Parent”), KONA Merger Sub Co., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and KORE Group Holdings, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are referred to herein as the “Parties” and each, a “Party.”

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware, as may be amended from time to time (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) duly established a special committee thereof consisting of only independent and disinterested directors (the “Company Special Committee”), and the Company Special Committee has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair, advisable and in the best interests of the Company and its stockholders (including the Disinterested Stockholders); and (b) recommended that the Company Board approve, adopt and declare advisable this Agreement and the transactions contemplated hereby, including the Merger, and submit and, subject to the terms and conditions hereof, recommend this Agreement to the Company’s stockholders (including the Disinterested Stockholders) for approval and adoption thereby;

WHEREAS, the Company Board (acting upon the recommendation of the Company Special Committee) has by unanimous vote of the directors present (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair, advisable and in the best interests of, the Company and its stockholders (including the Disinterested Stockholders); (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (c) approved the execution and delivery of this Agreement, the performance by the Company of its covenants and other obligations contained herein, and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, including approval and adoption of this Agreement by the stockholders of the Company; (d) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company at a meeting of the stockholders of the Company; and (e) recommended that the stockholders of the Company vote in favor of the adoption of this Agreement in accordance with the DGCL;

WHEREAS, the board of directors of Parent and Merger Sub have approved the execution and delivery of this Agreement, the performance by Parent and Merger Sub of their respective covenants and other obligations contained herein, and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, and declared that it is in the best interests of and advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub (with a copy also sent to the Company) a written consent, to be effective by its terms immediately following the execution of this Agreement adopting this Agreement in accordance with the DGCL;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have executed and delivered to the Company, and the Company has executed, concurrently with the execution of this Agreement (a) a limited guarantee (the “Guaranty”) from Searchlight Capital IV, L.P., a Delaware limited partnership, Searchlight Capital IV PV-A, L.P., a Delaware limited partnership, and Searchlight Capital IV PV-B, L.P., a Delaware limited partnership, (each, a “Guarantor” and collectively, the “Guarantors”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and (b) the Financing Letters, subject to the terms and conditions contained therein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, Cerberus Telecom Acquisition Holdings, LLC is executing a voting and support agreement in substantially the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to take certain actions to support and vote in favor of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, (a) concurrently with the execution and delivery of this Agreement, certain of the Company’s stockholders are executing a voting, support and rollover agreement by and among Parent, the Company and such stockholders, dated as of the date of this Agreement and (b) following the date of this Agreement, one or more of the Company’s other stockholders (collectively with the Company’s stockholders referenced in clause (a), the “Rollover Stockholders”) may, subject to the requirements of Section 6.20 hereof, enter into a voting, support and rollover agreement, on terms mutually agreeable among Parent and the parties to such agreement (collectively with the agreement referenced in clause (a), the “Rollover Agreements”), in each case pursuant to which, among other things, each such Rollover Stockholder will take certain actions to support and vote in favor of this Agreement and the transactions contemplated hereby, including the Merger and will, immediately prior to the Closing, transfer or contribute shares of Common Stock or Penny Warrants to Parent in exchange for shares of Parent’s common stock, on the terms and subject to the conditions set forth in the applicable Rollover Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Searchlight IV KOR, L.P., the holder of all of the issued and outstanding shares of Series A-1 Preferred Stock of the Company, executed and delivered to the Company a written consent approving, consenting to, ratifying, and confirming for all purposes, including for purposes of Section 11 of the Series A-1 Certificate of Designations, (a) the Company’s approval and entry into this Agreement and (b) the amendments to the Company certificate of incorporation and bylaws as contemplated by this Agreement; and

WHEREAS, Parent, Merger Sub, and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
The Merger; Closing; Effective Time

1.1.            The Merger. At the Effective Time, by virtue of the Merger and automatically without any action on the part of the Parties hereto, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall continue as the surviving corporation of the Merger (sometimes hereinafter referred to as the “Surviving Corporation”). From and after the Effective Time, the Merger will have the effects as set forth in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of the Merger and automatically without any action on the part of the Parties hereto, all (a) of the property, rights, privileges, and powers of the Company and Merger Sub shall vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.2.            Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 W 52nd Street, New York, New York 10019 (or at the request of either Party, by means of a virtual Closing through electronic exchange of documents and signatures), at 9:00 a.m. (Eastern Standard time) on the third Business Day following the day on which the last to be satisfied or waived (to the extent waivable under applicable Law and this Agreement) of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent waivable under applicable Law and this Agreement) of those conditions) shall be satisfied or waived in accordance with this Agreement. The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.3.            Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company and Parent will cause the Merger to be consummated by filing all necessary documentation, including a certificate of merger in customary form and substance (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II
Organizational Documents of the Surviving Corporation

2.1.            Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit B to this Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as provided therein or as provided by applicable Law and consistent with the obligations set forth in Section 6.11.

2.2.            Bylaws of the Surviving Corporation. At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to read as the bylaws of Merger Sub read immediately prior to the Effective Time (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the name of the Company, until thereafter amended as provided therein, pursuant to the Charter or as provided by applicable Law and consistent with the obligations set forth in Section 6.11.

ARTICLE III
Directors and Officers of the Surviving Corporation

3.1.            Directors of the Surviving Corporation. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Charter, and the Bylaws.

3.2.            Officers of the Surviving Corporation. At the Effective Time, the initial officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Charter, and the Bylaws.

ARTICLE IV
Effect of the Merger; Exchange of Shares

4.1.            Effect of the Merger; Conversion of Securities. Immediately prior to the Effective Time, the Rollover Stockholders shall contribute to Parent that number of shares of Common Stock and the Penny Warrants held by the Rollover Stockholders that are to be contributed to Parent pursuant to the Rollover Agreements and Additional Rollover Agreements. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any capital stock of the Company:

(a)            Common Stock. Except for the shares of Common Stock and the Penny Warrants held by the Rollover Stockholders that are contributed to Parent pursuant to the Rollover Agreements and the Additional Rollover Agreements immediately prior to the Effective Time (which shall be cancelled in accordance with Section 4.1(b)), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than (i) shares of Common Stock that are to be cancelled or converted in accordance with Section 4.1(b), and (ii) shares of Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by stockholders of record and beneficial owners Common Stock of the Company who have not voted in favor of the adoption of this Agreement (or consented thereto in writing), who are entitled to and who have properly demanded appraisal of such shares of Common Stock in accordance with, and who have otherwise complied with, Section 262 of the DGCL (the shares of Common Stock referred to in clause (ii), “Dissenting Shares,” and, the shares of Common Stock referred to in clause (i) and clause (ii), collectively, “Excluded Shares”) shall be automatically converted into the right to receive $9.25 per share of Common Stock (the “Merger Consideration”) in cash, without interest. Without prejudice to any remedies in respect of a breach of any rollover or other agreement: if any shares of Common Stock that are contemplated to be contributed to Parent pursuant to the foregoing are not so contributed prior to a scheduled Closing in proper form, for any reason, then (X) Parent and Merger Sub, at the election of Parent’s largest stockholder shall be entitled to adjourn the Closing for up to twelve (12) Business Days (or such lesser period of time as exists prior to the Outside Date) to arrange requisite funding and (Y) for purposes of the Merger, such shares of Common Stock shall be treated instead as shares of Common Stock not held by a Rollover Stockholder thereafter for all purposes under this Agreement including the following sentence. At the Effective Time, all of the shares of Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 4.1(a) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each share of Common Stock (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration.

(b)            Cancellation or Conversion of Certain Shares. Any shares of Common Stock that are held by the Company as treasury stock and not held on behalf of third parties, and any shares of Company Stock and Penny Warrants owned by Parent or Merger Sub, in each case, that are issued and outstanding immediately prior to the Effective Time, shall, without any action on the part of the holder of such shares of Company Stock, cease to exist, cease to be outstanding, and be automatically cancelled without payment of any consideration therefor or any conversion thereof. Any shares of Common Stock that are held by any direct or indirect wholly owned subsidiary of the Company that are issued and outstanding immediately prior to the Effective Time, shall, without any action on the part of the holder of such shares of Common Stock, be automatically converted into such number of common shares of the Surviving Corporation so as to maintain relative ownership percentages.

(c)            Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, as a result of the Merger and without any action on the part of the holder of such shares, be automatically converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d)            Series A-1 Preferred Stock. Each share of Series A-1 Preferred Stock shall remain outstanding in accordance with the terms of the Series A-1 Certificate of Designations, and shall represent shares of Series A-1 Preferred Stock of the Surviving Corporation on such terms.

4.2.            Exchange of Shares.

(a)            Appointment of Paying Agent. Prior to the Effective Time, Parent shall appoint the Company’s transfer agent or another bank or trust company reasonably acceptable to the Company to serve as the paying agent (the “Paying Agent”) and shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement.

(b)            Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash in U.S. Dollars sufficient to pay the aggregate Merger Consideration in accordance with Section 4.1(a) (such cash being hereinafter referred to as the “Payment Fund”) (provided that Parent shall not be required to make available to the Paying Agent Merger Consideration for Dissenting Shares prior to the Effective Time, it being understood, however, that promptly following such time that any formerly Dissenting Shares cease to be considered Dissenting Shares under this Agreement, Parent shall be required to make arrangements to pay, or cause to be paid, the applicable Merger Consideration with respect to such formerly Dissenting Shares). The Payment Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. Pending its disbursement in accordance with this Section 4.2, the Payment Fund shall be invested by the Paying Agent, if so directed by Parent. Any such investment, if made, must be made in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 4.2(e). If the Payment Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the Merger Consideration in accordance herewith, including upon shares of Common Stock ceasing to qualify as Dissenting Shares, Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Common Stock to receive the Merger Consideration as provided herein. Payments to holders in respect of each Company RSU to be paid pursuant to Section 4.3(b) and each Company Cash Award to be paid pursuant to Section 4.3(c) shall be paid, subject to applicable Tax withholdings, through the Company’s, the Surviving Corporation’s or any of their Subsidiaries’ applicable payroll procedures following the Effective Time at such time as such awards are payable as set forth in this Agreement.

(c)            Procedures for Surrender.

(i)            With respect to shares of Common Stock held, directly or indirectly, through The Depository Trust Company (“DTC”), Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of shares of Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this ARTICLE IV.

(ii)            Upon surrender to the Paying Agent of shares of Common Stock that (A) are not held through DTC, by book receipt of an “agent’s message” in customary form by the Paying Agent in connection with the surrender of shares of Common Stock (or such other reasonable evidence, if any, of surrender with respect to such shares of Common Stock, as the Paying Agent may reasonably request), and (B) are shares of Common Stock held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed to by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the holder of such shares of Common Stock shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to deliver to each such holder, as promptly as reasonably practicable after the Effective Time, by wire transfer or a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) of cash that such holder has the right to receive pursuant to Section 4.1(a).

(iii)            No interest will be paid or accrued on any amount payable upon surrender of any shares of Common Stock.

(iv)            Payment of the Merger Consideration with respect to shares of Common Stock shall only be made to the Persons in whose name such shares of Common Stock are registered in the stock transfer records of the Company.

(d)            Transfers. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any acceptable evidence of a share of Company Stock is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately-available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this ARTICLE IV.

(e)            Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments of the Payment Fund) that remains unclaimed by, or otherwise undistributed to, the holders of shares of Common Stock by the nine-month anniversary of the Effective Time shall be delivered to Parent or an Affiliate thereof designated by Parent. Any holder of shares of Common Stock (other than Excluded Shares) who has not theretofore complied with this ARTICLE IV shall thereafter look only to Parent for payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon delivery of the shares of Common Stock, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of shares of Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, such Merger Consideration shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the applicable Merger Consideration but instead will be entitled to only such rights as are granted by Section 262 of the DGCL. The holders of record and beneficial owners (as defined in Section 262 of the DGCL) of Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such holder of record or beneficial owner of Dissenting Shares fails to perfect or otherwise fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or waives or otherwise loses such person’s rights to appraisal of such Dissenting Shares pursuant to Section 262 of the DGCL, or a court of competent jurisdiction determines that such person is not entitled to the relief provided by Section 262 of the DGCL (it being agreed that such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder of record or beneficial owner shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by Section 262 of the DGCL). If any such holder of record or beneficial owner of Dissenting Shares fails to perfect or otherwise fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or waives or otherwise loses such right to appraisal of such Dissenting Shares pursuant to Section 262 of the DGCL or a court of competent jurisdiction determines that such person is not entitled to the relief provided by Section 262 of the DGCL, such Dissenting Shares shall be deemed to have been converted into, and have become exchangeable for, as of the Effective Time, the right to receive the applicable Merger Consideration, without any interest thereon, and shall not thereafter be deemed to be Dissenting Shares. The Company shall (i) give Parent prompt notice of any demands for appraisal of shares of Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company with respect to the Dissenting Shares promptly after receipt by the Company and (ii) give Parent the right, at Parent’s sole expense, to direct and participate in all negotiations and proceedings with respect to such demands for appraisal pursuant to the DGCL in respect of such Dissenting Shares. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands. Prior to the Closing, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

(g)            Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Corporation and the Paying Agent (and any Affiliates and designees of the foregoing and any other withholding agent), as applicable, shall be entitled to deduct or withhold, or cause to be deducted or withheld, from the amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable U.S. federal, state or local or non-U.S. Law. To the extent that amounts are so deducted or withheld and remitted to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

4.3.            Treatment of Company Warrants; Company RSUs; Company Cash Awards.

(a)            Treatment of Company Warrants. Each Company Warrant (other than the Penny Warrants) that has not been exercised as of the Effective Time shall remain outstanding in accordance with its terms after the Effective Time.

(b)            Treatment of Company RSUs.

(i)            At the Effective Time, each restricted stock unit award corresponding to shares of Common Stock granted under the Company Equity Plan that is outstanding and has not been settled as of the Effective Time (whether vested or unvested) (a “Company RSU”) shall, automatically and without any further action on the part of Parent, Merger Sub, the Company, or the holder thereof, cease to relate to or represent any right to receive any Common Stock and shall be converted, immediately prior to the Effective Time, into the right of the holder of such Company RSU to receive, from the Surviving Corporation or Parent (on behalf of the Surviving Corporation) (each, a “Parent Equity Cash Award”) an amount in cash (rounded to the nearest cent) equal to the product of (A) the number of shares of Common Stock corresponding to such Company RSUs immediately prior to the Effective Time, multiplied by (B) the Merger Consideration, which Parent Equity Cash Award shall otherwise be subject to the same terms and conditions as were applicable to the corresponding converted Company RSU as of immediately prior to the Effective Time, including any applicable vesting, acceleration and payment timing provisions, but excluding any terms rendered inoperative by reason of the Merger and other administrative or ministerial changes that are appropriate to conform the converted award, in each case through the Surviving Corporation’s or Parent’s regular payroll processes applicable to such holder. Each holder of a Parent Equity Cash Award will receive at the Effective Time a written notice in the form set forth in Section 4.3(b)(i) of the Company Disclosure Schedule. Following the Effective Time, each unvested Parent Equity Cash Award issued in respect of a Company RSU converted pursuant to the terms of this Section 4.3(b)(i) shall be treated in accordance with Section 4.3(b)(i) of the Company Disclosure Schedule.

(ii)            The Surviving Corporation or Parent (on behalf of the Surviving Corporation) shall pay the vested portion of each Parent Equity Cash Award, in each case less such amounts as are required to be withheld or deducted under the Code or any provisions of state, local or international Tax Law with respect to the making of such payment, promptly but in any event within 30 days following the applicable vesting date (to the extent not previously forfeited) or at such later date required to avoid the imposition of any taxes or penalties under Section 409A of the Code.

(c)            Treatment of Company Cash Awards.

(i)            At the Effective Time, each long-term cash award that is outstanding and has not been settled as of the Effective Time (whether vested or unvested) that is subject to performance-based vesting requirements (each, a “Company Cash Performance Award”) shall remain outstanding and eligible to vest based on actual achievement of the performance-based vesting requirements (for clarity, through the full performance period) applicable to such Company Cash Performance Award as of immediately prior to the Effective Time automatically and without any further action on the part of Parent, Merger Sub, the Company, or the holder thereof. The determination of the actual achievement of the performance-based vesting requirements applicable to such Company Cash Performance Award shall be made by the Surviving Corporation in good faith and consistent with the Company’s historical practices in determining performance-based compensation. Such cash amount shall be payable to the holder of such Company Cash Performance Awards on the same terms and conditions applicable to such Company Cash Performance Award as of immediately prior to the Effective Time, including any applicable vesting, acceleration and payment timing provisions, but excluding any terms rendered inoperative by reason of the Merger and other administrative or ministerial changes that are appropriate to conform the converted award, in each case through the Surviving Corporation’s or Parent’s regular payroll processes applicable to such holder. Each holder of a Company Cash Performance Award will receive at the Effective Time a written notice in the form set forth in Section 4.3(c)(i) of the Company Disclosure Schedule. Following the Effective Time, each unvested Company Cash Performance Award shall be treated in accordance with Section 4.3(c)(i) of the Company Disclosure Schedule. The Surviving Corporation or Parent (on behalf of the Surviving Corporation) shall pay to the holders of such Company Cash Performance Awards the cash amounts described in the immediately preceding sentences, less such amounts as are required to be withheld or deducted under the Code or any provisions of state, local or international Tax Law with respect to the making of such payment, promptly but in any event within 30 days following the end of the applicable performance period (to the extent not previously forfeited and subject to achievement of the performance-based vesting requirements applicable to such Company Cash Performance Award) or at such later date required to avoid the imposition of taxes or penalties under Section 409A of the Code.

(ii)            At the Effective Time, each long-term cash award that is outstanding and has not been settled as of the Effective Time (whether vested or unvested) that is subject only to service-based vesting requirements or that was subject to performance-based vesting requirements with respect to which the performance period has ended prior to the Effective Time (each, a “Company Cash Service Award”) shall, automatically and without any further action on the part of Parent, Merger Sub, the Company, or the holder thereof, remain outstanding and eligible to vest on the same service-based vesting terms and conditions applicable to such Company Cash Service Award as of immediately prior to the Effective Time, including any applicable vesting, acceleration and payment timing provisions, but excluding any terms rendered inoperative by reason of the Merger and other administrative or ministerial changes that are appropriate to conform the converted award, in each case through the Surviving Corporation’s or Parent’s regular payroll processes applicable to such holder. Each holder of a Company Cash Service Award will receive at the Effective Time a written notice in the form set forth in Section 4.3(c)(ii) of the Company Disclosure Schedule. Following the Effective Time, each unvested Company Cash Service Award shall be treated in accordance with Section 4.3(c)(ii) of the Company Disclosure Schedule. The Surviving Corporation or Parent (on behalf of the Surviving Corporation) shall pay to the holders of such Company Cash Service Awards the cash amounts described in the immediately preceding sentences, less such amounts as are required to be withheld or deducted under the Code or any provisions of state, local or international Tax Law with respect to the making of such payment, promptly but in any event within 30 days following the applicable vesting date (subject to achievement of the service-based vesting requirements, if any) or at such later date required to avoid the imposition of taxes or penalties under Section 409A of the Code.

(d)            Corporate Actions. Prior to and contingent upon the Effective Time, the Company, the Company Board and/or the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any other actions that are reasonably necessary to effectuate the treatment of the Company Warrants, Company RSUs, Company Cash Performance Awards and Company Cash Service Awards pursuant to this Section 4.3, and amend the Company Equity Plan, such that, following the Effective Time, there shall be no further awards of Company RSUs or other awards granted under the Company Equity Plan (whether vested or unvested) after the Effective Time, and the Company Equity Plan will terminate at such time that no Company RSUs or other awards granted under the Company Equity Plan remain outstanding and no participant in the Company Equity Plan will have any right thereunder to acquire any equity securities or equity-based awards of the Company, the Surviving Corporation or one of its Subsidiaries. The Company shall provide Parent with a reasonable opportunity to review drafts of all resolutions and any other documents effectuating the actions set forth in this Section 4.3 prior to the adoption of such resolutions or other documents and will give due consideration to all reasonable comments provided by Parent in connection with such review. Parent shall use its reasonable best efforts to promptly provide any comments it may have on drafts of such resolutions or other documents.

4.4.            Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination of this Agreement in accordance with ARTICLE VIII, the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock shall have been changed into a different number of shares of Common Stock or securities, or a different class, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, exchange, subdivision, combination or other similar transaction, the Merger Consideration shall be equitably adjusted to provide the holders of shares of Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 4.4 shall be construed to permit the Company or any Subsidiary of the Company to take any action otherwise prohibited by the terms of this Agreement.

ARTICLE V
Representations and Warranties

5.1.            Representations and Warranties of the Company. Except :(x) as set forth in the Company Reports filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) on or after January 1, 2024 and prior to the date of this Agreement (including, in each case, all exhibits and schedules thereto and documents incorporated by reference therein, but excluding, in each case, any disclosures set forth in any risk factor or “forward-looking statements” section or any similar section, and provided that this clause (x) shall not apply to any of the representations and warranties set forth in Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.1(b)(i) (Capital Structure), Section 5.1(b)(ii) (Capital Structure), the first sentence of Section 5.1(b)(iii) (Capital Structure), Section 5.1(c) (Corporate Authority; Approval and Fairness), Section 5.1(g)(ii) (Absence of Material Adverse Effect), Section 5.1(m) (Takeover Statutes) and Section 5.1(t) (Brokers and Finders)); or (y) in the section or subsection of Section 5.1 of the disclosure schedule delivered to Parent and Merger Sub by the Company concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) corresponding to the particular Section or subsection in this Section 5.1 or any disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent that the relevance of such disclosure is reasonably apparent on its face to qualify such representation and warranty), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)            Organization, Good Standing and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or have such power or authority would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company is qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or a similar concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)            Capital Structure.

(i)            As of the date of this Agreement, the authorized capital stock of the Company consists of 350,000,000 shares of capital stock, consisting of (A) 35,000,000 shares of Preferred Stock, of which 170,000 shares were designated as Series A-1 Preferred Stock and 170,000 shares were designated as Series A-2 Preferred Stock and (B) 315,000,000 shares of Common Stock. As of the close of business on February 25, 2026 (the “Capitalization Date”): (1) 152,857 shares of Series A-1 Preferred Stock were issued and outstanding and no shares of Series A-2 Preferred Stock were issued and outstanding, (2) 17,576,136 shares of Common Stock were issued and outstanding, (3) 1,534,832 shares of Common Stock were subject to outstanding Company RSUs, (4) no shares of Common Stock were subject to outstanding restricted stock awards and (5) 6,107,300 shares of Common Stock were subject to outstanding Company Warrants. Since the Capitalization Date and prior to the date of this Agreement, the Company has not issued any securities (including derivative or convertible securities).

(ii)            The Company has made available a complete and accurate list as of the Capitalization Date of all outstanding Company RSUs or other awards granted as equity awards under the Company Equity Plan or otherwise (the “Company Equity Awards”), indicating, with respect to each Company Equity Award then outstanding, the type of award granted, the number of shares of Common Stock subject to such Company Equity Award, the plan, if any, under which such Company Equity Award was granted, the date of grant, the vesting schedule, any performance targets or similar conditions in connection with the vesting, exercisability or settlement thereof, and the vested status of the Company Equity Award. All outstanding Company Equity Awards have been granted pursuant to award agreements substantially in the forms filed as exhibits to the Company’s Form 10-K for the fiscal year ended December 31, 2024.

(iii)            All of the outstanding shares of Company Stock are duly authorized and validly issued in accordance with the Company’s organizational documents, as applicable, and are fully paid and nonassessable. None of the outstanding shares of Company Stock have been issued in violation of any applicable securities Laws or preemptive rights, rights of first refusal or other similar rights of any Person. Section 5.1(b)(iii) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s Subsidiaries as of the date hereof. All of the issued and outstanding equity interests in each of the Company’s Subsidiaries are authorized and validly issued in accordance with the respective organizational documents of such Subsidiaries and are fully paid (to the extent required under such Subsidiaries’ organizational documents) and nonassessable and have not been issued in violation of any applicable securities Laws or preemptive rights, rights of first refusal or other similar rights of any Person. As of the date hereof, the Company owns, directly or indirectly, all of the outstanding equity interests in each of its Subsidiaries free and clear of all Liens other than (A) transfer restrictions imposed by federal and state securities Laws, (B) those arising under the Existing Credit Document and (C) any transfer restrictions contained in the organizational documents of the Company and its Subsidiaries.

(iv)            Except as set forth in the Backstop Notes Indenture, the organizational documents of the Company, or as otherwise provided in Section 5.1(b)(i) or Section 5.1(b)(iv) of the Company Disclosure Schedule, there are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted stock units, restricted stock awards, phantom equity interests, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any equity interests or any securities or obligations convertible or exchangeable into or exercisable for, giving any Person a right to subscribe for or acquire or measured by reference to, any equity interests in the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Since the date of this Agreement, there have been no issuances by the Company or any of its Subsidiaries of any securities (other than (A) issuances of Common Stock in connection with (A) any exercise of Company Warrants and (2) the vesting or settlement of Company RSUs that were outstanding as of the date hereof and in accordance with their respective terms and (B) issuances of securities pursuant to Section 6.1(b)(iv)).

(v)            Except as set forth in the Backstop Notes or Section 5.1(b)(v) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in the Company or any of its Subsidiaries on any matter. From and after July 1, 2024, no event or circumstance has occurred that has resulted in an adjustment to the Exchange Rate (as defined in the Backstop Notes Indenture) from 16 shares of Common Stock (as defined in the Backstop Notes Indenture) per $1,000 principal amount of Backstop Notes.

(vi)            Section 5.1(b)(vi) of the Company Disclosure Schedule sets forth a complete and accurate list as of the Capitalization Date of all voting trusts, voting proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the shares of Company Stock or other equity interest of the Company or any of its Subsidiaries.

(vii)            Except as set forth in Section 5.1(b)(vii) of the Company Disclosure Schedule and except with respect to the ownership of any equity securities between or among the Company or any of its Subsidiaries, none of the Company or any of its Subsidiaries owns, directly or indirectly, any equity securities of any Person.

(c)            Corporate Authority; Approval.

(i)            Assuming the accuracy of the representations and warranties of Parent and Merger Sub made in Section 5.2(l) of this Agreement, the Company has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its covenants and obligations under this Agreement in accordance with the terms hereof and to consummate the Merger and any other transactions contemplated by this Agreement, subject only to the Requisite Company Stockholder Approval. Assuming the accuracy of the representations and warranties of Parent and Merger Sub made in Section 5.2(l) of this Agreement, except for the Requisite Company Stockholder Approval, no other corporate action by the Company (other than, in the case of the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware) or vote of holders of any class of the capital stock of the Company is necessary to approve and adopt this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub and the accuracy of the representations and warranties of Parent and Merger Sub made in Section 5.2(l) of this Agreement, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles regardless of whether such enforceability is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”).

(ii)            The Company Special Committee has (A) received the Fairness Opinion, (B) unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair, advisable and in the best interests of, the Company and its stockholders (including the Disinterested Stockholders) and (C) unanimously recommended that the Company Board approve, adopt and declare advisable this Agreement and the transactions contemplated hereby, including the Merger, and submit and, subject to the terms and conditions hereof, recommend this Agreement to the Company’s stockholders for approval and adoption thereby.

(iii)            The Company Board (acting upon the recommendation of the Company Special Committee) has by unanimous vote of the directors present (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair, advisable and in the best interests of, the Company and its stockholders (including the Disinterested Stockholders); (B) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (C) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations contained herein and the consummation of the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein, including approval and adoption of this Agreement by the stockholders of the Company; (D) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company at a meeting of the stockholders of the Company; and (E) as of the date hereof, recommended that the stockholders of the Company vote in favor of the adoption of this Agreement (the “Company Recommendation”), which Company Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof.

(d)            Governmental Filings; No Violations.

(i)            The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no permit or other action by or in respect of, or filing with any (A) federal, state, local, municipal, foreign or other government; (B) governmental, quasi-governmental, supranational or regulatory authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body and any court or other tribunal); (C) regulatory or self-regulatory organization (including the SEC, the New York Stock Exchange and any other Exchange); or (D) arbitral tribunal (public or private) (each, a “Governmental Authority”), other than (1) the filing of the Certificate of Merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (2) compliance with any applicable requirements of the DPA; (3) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (4) compliance with any applicable requirements of any other Antitrust Laws set forth on Section 5.1(d)(i) of the Company Disclosure Schedule, (5) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (6) compliance with any applicable rules of the New York Stock Exchange, (7) the applications, filings, consents and notices, as applicable, set forth in Section 5.1(d)(i) of the Company Disclosure Schedule, and (8) any permits, or other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)            Other than as disclosed on Section 5.1(d)(ii) of the Company Disclosure Schedule and assuming the accuracy of the representations and warranties of Parent and Merger Sub made in Section 5.2(l) of this Agreement, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (A) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in a violation or breach of any applicable Law, (C) assuming compliance with the matters referred to in Section 5.1(d)(i), upon the consummation by the Company of the transactions contemplated in this Agreement, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company and any of its Subsidiaries are entitled, under any Material Contract or (D) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries, except in the case of clause (B) and clause (D), any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)            Company Reports; Financial Statements; Internal Controls.

(i)            The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2023 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished (and, if amended, as of the date of such amendment), complied in all material respects or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (and, if amended, as of the date of each such amendment), the Company Reports did not, and any of the Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Other than as disclosed on Section 5.1(e)(i) of the Company Disclosure Schedule, since January 1, 2023, the Company and its Subsidiaries have not received any comments, including in comment letters or written inquiries, from the SEC or its staff, that are not publicly available on the SEC’s EDGAR system. As of the date of this Agreement, (A) there are no outstanding or unresolved comments in comment letters with respect to the Company Reports received by the Company from the SEC or its staff and (B) the Company is in compliance in all material respects with the applicable listing and corporate governance requirements of the New York Stock Exchange.

(ii)            The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules of the SEC. The Company maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements. As of the date hereof, the Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(iii)            The consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present, or, in the case of consolidated financial statements included in or incorporated by reference into the Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and their consolidated statements of operations, comprehensive income, Company stockholders’ equity and cash flows for the respective periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in conformity with U.S. GAAP (except, in the case of the unaudited statements, subject to normal and recurring year-end adjustments) applied on a consistent basis during the periods involved, except as may be noted therein or in the notes thereto. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or one of its Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company or one of its Subsidiaries has engaged in questionable accounting or auditing practices.

(f)            Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries (whether accrued, contingent or otherwise) that would be required by U.S. GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than (i) obligations or liabilities to the extent disclosed, reflected or reserved against in the consolidated financial statements of the Company included in the Company Reports filed prior to the date hereof (or any notes thereto); (ii) obligations or liabilities arising in connection with the transactions contemplated by this Agreement; (iii) obligations or liabilities incurred in the ordinary course of business since September 30, 2025; (iv) executory obligations arising from any Contract entered into in the ordinary course of business (none of which results from or was caused by a breach or acceleration of any such Contract); and (v) obligations or liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)            Absence of Certain Changes.

(i)            Since September 30, 2025, through the date of this Agreement, the Company and its Subsidiaries have, except in connection with the Company’s sale process, this Agreement and the transactions contemplated hereby, conducted their businesses in all material respects in the ordinary course of business.

(ii)            Since September 30, 2025, there has not been any change, effect, occurrence, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii)            Since September 30, 2025 through the date of this Agreement, the Company and its Subsidiaries have not taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of the covenants set forth in subsections (ii), (iv), (v), (vii), (viii), (xvi) or (xviii) of Section 6.1(b).

(h)            Litigation. Except as set forth in Section 5.1(h) of the Company Disclosure Schedule, since the Applicable Date, no civil, criminal or administrative actions, suits, claims, charges, complaints, hearings, arbitrations, investigations, enforcement actions, disciplinary actions, Orders, examinations, inquiries or proceedings before any Governmental Authority (each, an “Action”) have been commenced to which the Company or any of its Subsidiaries is a party and no Action has been commenced by any Governmental Authority against or involving the Company or its Subsidiaries or any of their respective assets or properties or directors or officers (in the case of the directors or officers, which relates to the business of the Company or applicable Subsidiary), in each case that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(i)            Employee Benefits.

(i)            Section 5.1(i)(i) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of all material Benefit Plans. For purposes of this Agreement, “Benefit Plans” means all compensation or benefit plans, contracts, policies, agreements or arrangements that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries, and covering current or former employees, officers, directors, individual consultants or other individual service providers of any such entities who are natural persons (each, a “Service Provider”) or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any current or contingent liability, in each case including any “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, the Company Equity Plan and all other employment, consulting (to the extent related to an individual natural person), retirement, termination or change in control or transaction agreements, supplemental retirement, profit sharing, deferred compensation, severance, separation pay, stock option, stock purchase, stock appreciation rights, restricted stock unit, stock-based incentive, bonus, commissions, retention, insurance, medical, welfare, fringe or other plans, contracts, policies or arrangements providing for benefits of any kind. With respect to each such material Benefit Plan, the Company has provided or made available to Parent, to the extent applicable, true and complete copies of (A) the current plan document and all material amendments thereto, (B) any related trust agreements, insurance contracts or other funding arrangements, (C) the most recent audited financial statements and actuarial or other valuation report prepared with respect thereto, if any, (D) the most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto, (E) the most recent IRS determination or opinion letter and (F) all non-routine material correspondence with any Governmental Authority within the last two years.

(ii)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (A) all Benefit Plans have been established, maintained, funded, operated and administered in accordance with their terms and in compliance with ERISA, the Code and other applicable Laws, (B) all contributions, premiums, and other payments required to be made under any Benefit Plan have been made when due or, if not due, accrued to the extent required by GAAP, in accordance with applicable Laws and the terms of the applicable Benefit Plan, (C) neither the Company nor any of its Subsidiaries has engaged in a non-exempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to any Benefit Plan, and (D) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, or may rely upon a favorable opinion letter from the IRS issues with respect to the prototype plan on which the Benefit Plan is based, and, to the Knowledge of the Company, there are no circumstances reasonably expected to adversely affect the qualification of such plan under Section 401(a) of the Code.

(iii)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there are no pending or, to the Knowledge of the Company, threatened Actions, audits, investigations, claims (other than routine claims for benefits) or proceedings, including by a Governmental Authority, by, on behalf of, against or relating to any Benefit Plan. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has incurred (whether or not assessed), or is reasonably expected to incur or be subject to, any Tax or penalty under Section 4975, 4980B, 4980D, 4980H, 6055, 6056, 6721 or 6722 of the Code.

(iv)            No Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) or is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation under or with respect to any such plans, including on account of any ERISA Affiliate. No Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or a plan or arrangement that provides post-employment, post-ownership, post-service or retiree health, life or other welfare benefits to any Person other than as required under Section 4980B of the Code or applicable Law (or for death benefits in accordance with the terms of such Benefit Plan).

(v)            Except as set forth in Section 5.1(i)(v) of the Company Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Merger or any other transactions contemplated hereby could, whether alone or in combination with another event, (A) entitle any Service Provider to severance pay or any other payment or benefit or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to any of the Benefit Plans, (C) result in any payment (whether in cash or property or the vesting of property) that, in any of the circumstances described in (A), (B) and/or (C), would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G of the Code) to any Service Provider, or (D) result in any restriction on the right of the Company or its Subsidiaries to amend or terminate any Benefit Plan other than as set forth in the applicable Benefit Plan or as prohibited by applicable Laws. The Company and its Subsidiaries do not have any obligation to gross-up or otherwise reimburse or compensate any Service Provider for any Taxes incurred by such individual under or pursuant to Section 409A, Section 4999 or otherwise.

(vi)            Each Benefit Plan that is nonqualified benefit plan subject to, and not otherwise exempt from, Section 409A of the Code has been operated and maintained in all material respects in compliance with Section 409A of the Code and the applicable guidance thereunder.

(vii)            Section 5.1(i)(vii) of the Company Disclosure Schedule sets forth each Benefit Plan that is maintained for Service Providers working in any jurisdiction outside the United States excluding any Benefit Plan mandated by a jurisdiction outside the United States to which the Company’s and its Subsidiaries’ sole obligation is to make required contributions on behalf of covered Service Providers.

(j)            Compliance with Laws; Company Permits.

(i)            Compliance with Laws. Except as set forth in Section 5.1(j)(i) of the Company Disclosure Schedule and except as has not had, and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since the Applicable Date (A) the businesses of each of the Company and its Subsidiaries have been conducted in compliance with applicable federal, state, local, territorial, provincial, municipal, regional, foreign or supranational laws, acts, statutes, codes, Orders, treaties and ordinances, common law, and any rules, rulings, regulations, standards, judgments, Orders, writs, injunctions, decrees, awards, arbitration awards and agency requirements of any Governmental Authority (collectively, “Laws”) and (B) neither the Company nor any of its Subsidiaries has received any written notice or written communication, or to the Knowledge of the Company, oral notice or oral communication, from any Governmental Authority that the Company, such Subsidiary or any of their respective directors or officers, as applicable, is not in compliance with any applicable Law related to the business of the Company or its applicable Subsidiary or that the Company, such Subsidiary or any of their respective directors or officers, as applicable, is under investigation by any Governmental Authority for potential non-compliance with any applicable Law relating to the business of the Company or applicable Subsidiary, in each case, that has not been cured.

(ii)            Permits. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries hold all permits, licenses, certifications, approvals, registrations, identification numbers, consents, authorizations, franchises, variances, exemptions, certificates, qualifications, grants of membership and Orders (including all product certifications) issued or granted by any Governmental Authority (the “Company Permits”) required or necessary for the Company and its Subsidiaries to use, own, occupy and operate their assets and conduct the business of the Company and its Subsidiaries. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (A) the Company Permits are in full force and effect, (B) no written notice has been received by the Company or any of its Subsidiaries regarding any (x) violation of, or failure to comply with, any term or requirement of any Company Permit or (y) revocation, cancellation, suspension, invalidation or termination of or refusal to renew any Company Permit, (C) there is no Action pending, or, to the Knowledge of the Company, threatened, that seeks to effect, or, to the Knowledge of the Company, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, suspension, non-renewal or adverse modification of any Company Permit and (D) no application or notice relating to a Company Permit, including in respect of any individual authorizations required by a Governmental Authority in respect of a director, officer, employee, contractor or agent of the Company or its Subsidiaries, has been refused nor has there been an indication that it would be refused if not withdrawn.

(iii)            International Trade. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its officers or directors, nor to the Knowledge of the Company, any of its Subsidiaries, employees, any agent or other third-party Representative acting on behalf of the Company or any of its Subsidiaries, is currently, or has since the Applicable Date: (A) been a Sanctioned Person, (B) engaged in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (C) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws, or (D) otherwise been in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”) or any Anti-Corruption Laws.

(iv)            Anti-Corruption. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has (A) received from any Governmental Authority or any Person any notice, inquiry, or internal or external allegation; (B) made any voluntary or involuntary disclosure to a Governmental Authority; or (C) conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case of (A), (B) and (C), related to Trade Controls or Anti-Corruption Laws. The Company and its Subsidiaries have implemented, maintain in effect and enforce written policies, procedures and internal controls, including an internal accounting controls system, which are reasonably designed to prevent, deter and detect violations of applicable Trade Controls and Anti-Corruption Laws.

(k)            Material Contracts.

(i)            Except for Contracts (including all amendments and modifications thereto) filed as exhibits to the Company Reports as of the date of this Agreement or as set forth on Section 5.1(k)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (other than the Benefit Plan or relating to the Benefit Plan):

(A)            that is required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(B)            that contains any noncompete or exclusivity provisions to which the Company or any of its Subsidiaries is subject that materially restrict the Company or any of its Subsidiaries to compete in any line of business or geographic area that, in each case, are material to the Company and its Subsidiaries taken as a whole;

(C)            that provides for a material partnership, joint venture, collaboration or similar material arrangement (other than a contract entered into between the Company or any its Subsidiaries, on the one hand, and another Subsidiary of the Company, on the other hand);

(D)            that is (1) an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing Indebtedness of any Person in excess of $1,000,000, except for any Contract solely among or between the Company and any of its wholly-owned Subsidiaries, or (2) a hedging, derivative, swap or other similar Contract;

(E)            that relates to an acquisition or disposition of any Person, business, assets (other than client lists) or real property (whether by merger, sale of stock, sale of assets or otherwise) and includes a deferred payment obligation of the Company and its Subsidiaries in excess of $250,000 that has not been satisfied in full;

(F)            that is a settlement agreement that (1) requires payment by the Company or any of its Subsidiaries after the date hereof in excess of $250,000 or (2) imposes material non-monetary obligations or restrictions on the Company or any of its Subsidiaries after the date of this Agreement which material obligations or restrictions would apply to Parent or its Affiliates (including the Company and its Subsidiaries) following the Closing;

(G)            relating to an acquisition or disposition during the last three years of any Person, business, assets or real property (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $1,000,000;

(H)            that grants to any Person (other than the Company) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company;

(I)            with any Governmental Authority that (A) has resulted in the last twelve (12) months or is reasonably expected to result in the next twelve (12) months in revenues to the Company in excess of $50,000 or (B) was entered into outside of the ordinary course of business consistent with past practice;

(J)            that is a lease or master lease of personal or real property reasonably likely to result in annual payments of $1,000,000 or more in a twelve (12)-month period;

(K)            that is between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or its Subsidiaries or any person beneficially owning 5% or more of the outstanding Shares, on the other hand;

(L)            each Contract requiring capital expenditures by the Company or any of its Subsidiaries in an amount in excess of $1,000,000 in a twelve (12)-month period;

(M)            pursuant to which the Company licenses or grants rights to any Person, or licenses or receives a grant of right from any Person with respect to any material Intellectual Property Right, other than non-exclusive licenses entered in the ordinary course of business;

(N)            the ten (10) largest Contracts with carriers (measured by spend based on the fiscal year ended December 31, 2025);

(O)            the ten (10) largest Contracts with suppliers of the Company (measured by dollar spend based on the fiscal year ended December 31, 2025); or

(P)            the twenty-five (25) largest Contracts with customers of the Company (measured by dollar spend based on the fiscal year ended December 31, 2025).

(ii)            The Company has made available to Parent accurate and complete copies of all agreements that are required to be set forth in Section 5.1(k)(i) of the Company Disclosure Schedule (collectively, the “Material Contracts”), including all amendments, waiver or other changes thereto, as in effect.

(iii)            Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Material Contract is a valid and binding agreement of the Company or any of its Subsidiaries party thereto, enforceable against the Company or any of its Subsidiaries and, to the Knowledge of the Company, each other party thereto in accordance with its terms, and is in full force and effect, subject in each case to the Bankruptcy and Equity Exception (and subject to the termination or expiration of any such Material Contract after the date of this Agreement in accordance with its terms). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, no other party thereto is (or with or without notice or lapse of time would be) in default or breach under the terms of any such Material Contract and no event has occurred (with respect to defaults or breaches by any other party thereto, to the Knowledge of the Company) that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach, (B) give any Person the right to accelerate the maturity or performance of any Material Contract or (C) give any Person the right to cancel, terminate or modify in a manner adverse to the Company or any Subsidiary thereof any Material Contract.

(l)            Real Property.

(i)            Leased Real Property. Except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, (A) the Company or its applicable Subsidiary has a valid leasehold interest in all Leased Real Property that is material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except Permitted Liens; (B) to the Knowledge of the Company, there exists no default or event of default under any of the Real Property Leases that are material to the Company and its Subsidiaries, taken as a whole, (or any event that with notice or lapse of time or both would become a default) on the part of the Company or any of its Subsidiaries (as applicable) or, to the Knowledge of the Company, any other party thereto; and (C) the Company or its applicable Subsidiary has not subleased, licensed, or otherwise granted any Person the right to use or occupy any Leased Real Property that is material to the Company and its Subsidiaries, taken as a whole, or any portion thereof.

(ii)            Owned Real Property. No real property is owned by the Company or any of its Subsidiaries.

(m)            Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub made in Section 5.2(l), neither the restrictions of Section 203 of the DGCL, any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover Law (each, a “Takeover Law”) nor ARTICLE IX of the certificate of incorporation of the Company shall apply to the Company, Parent, Merger Sub, the shares of Company Stock, this Agreement, the Voting Agreement, the Rollover Agreements, the Additional Rollover Agreements, the Merger or any other transactions contemplated by this Agreement.

(n)            Environmental Matters. Except as set forth in Section 5.1(n) of the Company Disclosure Schedule and except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have, since the Applicable Date, been in compliance with all applicable Environmental Laws, (ii) the Company and each of its Subsidiaries possess and maintain, and since the Applicable Date have been, in compliance with all Company Permits required under Environmental Laws, (iii) neither the Company nor any of its Subsidiaries has received any written claim, notice of violation, citation, governmental directive or Order since the Applicable Date concerning any actual violation or alleged violation of, or liability under, any Environmental Law, (iv) there are no Actions, suits or proceedings pending or, to the Knowledge of the Company, threatened alleging noncompliance by the Company or any of its Subsidiaries with, or liability of the Company or any of its Subsidiaries under, any Environmental Law, (v) neither the Company nor any Subsidiary is subject to any Order, decree, injunction or other binding agreement with any Governmental Authority imposing obligations or liability under applicable Environmental Laws, and (vi) neither the Company nor any of its Subsidiaries have treated, stored disposed of, arranged for the disposal of, transported, handled, manufactured, distributed, sold, or released any Hazardous Substances to the environment, except as in compliance with applicable Environmental Laws.

(o)            Taxes. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(i)            The Company and each of its Subsidiaries (A) has duly and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it, and each such filed Tax Returns is true, correct and complete, (B) has timely paid in full all Taxes due and payable (whether or not shown as due on such Tax Returns) to the appropriate Governmental Authority, (C) has established adequate accruals and reserves in accordance with GAAP for the payment of all Taxes not yet due and payable; and (D) has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes by it (including information reporting requirements), including with respect to amounts owing to or from any of its employees, creditors, customers, or other third parties.

(ii)            There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens described in clause (a)(i) of the definition thereof.

(iii)            No deficiency for any amount of Taxes has been proposed or asserted in writing or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid or unresolved in whole or in part.

(iv)            (A) There are no audits, suits, claims, examinations, investigations, or other proceedings in respect of Taxes or Tax matters (including Tax Returns) pending or threatened in writing against the Company or any of its Subsidiaries and (B) neither the Company nor any of its Subsidiaries has waived, extended or requested to waive or extend any statute of limitations with respect to any period for the collection or assessment of any Tax, other than any such waiver or extension that is automatic or automatically granted and obtained in the ordinary course of business.

(v)            Neither the Company nor any of its Subsidiaries (A) has any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any analogous or similar provision of U.S. state or local or non-U.S. Tax Law; (B) has liability as a transferee, successor or otherwise by operation of Law for Taxes of any other Person (other than the Company or any of its Subsidiaries); or (C) is a party to any Tax sharing, allocation, reimbursement or indemnification agreement other than (1) any agreement or arrangement solely among the Company and its Subsidiaries, or (2) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax.

(vi)            In the last two (2) years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction purported or intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provision of U.S. state, or local Law).

(vii)            Neither the Company nor any of its Subsidiaries has “participated” in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state, or local Law).

(viii)            No written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns of a particular type that the Company or any of its Subsidiaries is or may become subject to Tax of such type, or required to file a Tax Return of such type in, that jurisdiction. Neither the Company nor any of its Subsidiaries is or has been subject to Tax in any country other than the country in which it is organized by virtue of having a permanent establishment (within the meaning of any applicable tax treaty) or other place of business or taxable presence in that country.

(ix)            Neither the Company nor any of its Subsidiaries is or will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment pursuant to Section 481 of the Code (or any similar or analogous provision of state, local or non-U.S. Law) with respect to a change in accounting method or use of an improper accounting method that occurred at or prior to the Closing, (ii) installment sale or open transaction made or entered into at or prior to the Closing, (iii) deferred revenue or prepaid amount received or accrued at or prior to the Closing, (iv) closing agreement (within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local, or non-U.S. Law)) entered into at or prior to the Closing, or (v) any intercompany transaction entered into or effected, or an “excess loss account” described in Treasury Regulations under Section 1502 of the Code existing, prior to the Closing.

(x)            For U.S. federal income tax purposes, the Company is and has since formation been properly classified as a corporation taxed under subchapter C of the Code. Section 5.1(o)(x) of the Company Disclosure Schedule sets forth each Subsidiary of the Company and its U.S. federal income Tax classification.

(xi)            Neither the Company nor any of its Subsidiaries is the beneficiary of any material Tax exemption, Tax holiday or other Tax reduction contract or order.

(xii)            The Company and each of its Subsidiaries have at all times complied in all respects with all applicable Laws regarding the registration for, and collection and remittance of, sales, goods and services, value-added, and similar Taxes.

(xiii)            Neither the Company nor any of its Subsidiaries is a party to, or in receipt of, any “closing agreement” (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Governmental Authority in respect of Taxes.

(p)            Labor Matters.

(i)            Except as set forth in Section 5.1(p)(i) of the Company Disclosure Schedule, the Company and its Subsidiaries are neither party to, nor bound by, any Contract that is a collective bargaining agreement or other Contract with any labor union, works council or similar labor organization representing employees (each a “Labor Agreement”) and no employees of the Company or any of its Subsidiaries are represented by any labor union, works council, or similar labor organization. Since the Applicable Date, no labor union, works council, other similar labor organization, or group of employees of the Company or any of its Subsidiaries has made a demand for recognition or certification of a labor union or other labor organization as the collective bargaining representative of any employees of the Company or its Subsidiaries, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to such employees. To the Knowledge of the Company, since the Applicable Date, there have been no labor organizing activities with respect to employees of the Company or any of its Subsidiaries. Since the Applicable Date, there have been no unfair labor practice charges, material labor grievances, labor arbitrations, strikes, slowdowns, work stoppages, picketing, handbilling, lockouts or other material labor disputes pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries.

(ii)            Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since the Applicable Date, have been, in compliance with all, and since the Applicable Date there have been no Actions concerning compliance with any, applicable Laws respecting labor, employment and fair employment practices (including equal employment opportunity Laws), including all Laws respecting terms and conditions of employment, occupational safety and health, wages and hours (including the classification of independent contractors and exempt and non-exempt employees, overtime, and meal and rest breaks), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination, retaliation, whistleblowing, disability rights or benefits, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), workers’ compensation, labor relations, leaves of absence, and unemployment insurance.

(iii)            The Company and its Subsidiaries have investigated all sexual harassment or other discrimination or retaliation allegations that have been reported through the Company’s or any Subsidiary’s complaint procedures or of which the Company has Knowledge. With respect to each such allegation with potential merit, the Company and its Subsidiaries have taken corrective action that is reasonably calculated to prevent further improper action. To the Knowledge of the Company, there are currently no pending, or, to the Company’s Knowledge, threatened, harassment, discrimination or retaliation allegations relating to officers, directors, employees, contractors, or agents of the Company or its Subsidiaries.

(q)            Intellectual Property.

(i)            Section 5.1(q)(i) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of all material Registered Intellectual Property. Except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, all items of material Registered Intellectual Property and material Owned IP are exclusively owned by the Company or a Subsidiary thereof, as applicable, and the Company or a Subsidiary thereof has a valid and sufficient license to all material Business IP, in each case, free and clear of all Liens other than Permitted Liens, and to the extent issued or registered, all such Registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable. Except as would not be reasonably expected to be material to the Company and its Subsidiaries, the Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the rights of the Company and its Subsidiaries in its Confidential Information and trade secrets that they reasonably wish to protect and preserve.

(ii)            Except as otherwise set forth on Section 5.1(q)(ii) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company and its Subsidiaries (A) have not, in the past six (6) years, infringed, misappropriated or otherwise violated, and do not currently infringe, misappropriate or otherwise violate, the Intellectual Property Rights of any third party or (B) are not party to any Action alleging, and have not since the Applicable Date, sent or received any written notices of any infringement or misappropriation with, any Intellectual Property Rights by, from or to any third party. No Action is or, since the Applicable Date, has been pending or threatened in writing that challenges the legality, validity, enforceability, use or ownership of any Intellectual Property Rights owned by the Company or any of its Subsidiaries, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole. Since the Applicable Date, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated or currently infringes, misappropriates or otherwise violates any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(iii)            Except as (x) would not be material to the Company and its Subsidiaries, taken as a whole, or (y) as set forth in Section 5.1(q)(iii) of the Company Disclosure Schedule, the Company is, and its Subsidiaries are, and have since the Applicable Date, been, in compliance with the Company’s and its Subsidiaries’ policies, Contracts (to the extent relating to data privacy or data security), and all applicable Laws relating to data privacy or data security (“Data Security Requirements”). To the Knowledge of the Company, since the Applicable Date, except as set forth in Section 5.1(q)(iii) of the Company Disclosure Schedule, there has been no unauthorized access or processing of or to any Company System, or any unauthorized use, disclosure, losses or theft of, or security breaches relating to, Protected Information received, or transmitted, by, or in the possession, custody or control of any the Company or its commercial clients (“Security Incident”). Except as set forth in Section 5.1(q)(iii) of the Company Disclosure Schedule or as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole: (1) since the Applicable Date, the Company and its Subsidiaries have not (and have not been required to) notified any Person of any Security Incident; (2) to the Knowledge of the Company, the transactions contemplated by this Agreement do not and will not violate or breach any Data Security Requirement; (3) the Company and its Subsidiaries maintain commercially reasonable policies, procedures and rules regarding data processing, privacy, protection, and security; (4) the Company Systems are sufficient for the current operations of the business of the Company and its Subsidiaries; and (5) the Company and its Subsidiaries have: (x) taken commercially reasonable measures to protect the integrity of the Company Systems, and (y) implemented and maintained commercially reasonable disaster recovery procedures for the business and all data material to the business of the Company or any of its Subsidiaries.

(iv)            The Company and each of its Subsidiaries have taken commercially reasonable steps to protect, preserve and maintain the Owned IP, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, each Person that has had or currently has access to any such trade secrets or Confidential Information is subject to appropriate written obligations regarding confidentiality and non-disclosure of such trade secrets or Confidential Information.

(r)            Insurance. Except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, (i) all fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and (ii) neither the Company nor any Subsidiary thereof has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies. The Company has delivered or made available to Parent an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries.

(s)            Fairness Opinion. The Company Special Committee has received the opinion of its outside financial advisor, Rothschild & Co US Inc. (“Rothschild”), to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters considered in the preparation thereof, the Merger Consideration payable to the holders of shares of Common Stock (other than shares of Common Stock (i) held by the Rollover Stockholders that are contributed to Parent pursuant to the Rollover Agreements or any Additional Rollover Agreements immediately prior to the Effective Time and (ii) that are Excluded Shares) pursuant to this Agreement is fair, from a financial point of view, to the Disinterested Stockholders (the “Fairness Opinion”), and as of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(t)            Brokers and Finders. Except for the Company’s obligations to Rothschild, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company (including on behalf of the Company Special Committee) or any Subsidiary of the Company. Section 5.1(t) of the Company Disclosure Schedules sets forth a good faith estimate as of the date of this Agreement of the aggregate amount of fees and expenses of any brokerage, finder, financial advisor, investment banker, legal counsel, accountant or other advisor or consultant payable by the Company or any Subsidiary in connection with this Agreement or the transactions contemplated by this Agreement.

(u)            Affiliate Transactions. Since the Applicable Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act that have not been otherwise disclosed in the Company Reports filed prior to the date hereof, in each case.

(v)            Proxy Statement; Other Information. The Proxy Statement will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company, at the time of any amendment or supplement thereof, or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein. The Proxy Statement, at the time first sent or given to the stockholders of the Company, at the time of the Company Stockholder Meeting and at the time of any amendment or supplement thereof, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(w)            No Other Representations or Warranties. Except for the representations and warranties contained in Section 5.2 or in any closing certificate delivered pursuant to Section 7.3(c) and the representations of Guarantors under the Guaranty, the Company agrees and acknowledges that neither Parent nor any Person on behalf of Parent makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided or made available to the Company in connection with this Agreement or the Merger, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information, and Parent shall not have any liability to the Company resulting from the Company’s reliance on any such information.

5.2.            Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby represents and warrants to the Company that:

(a)            Organization, Good Standing and Qualification. (i) Parent is a limited partnership duly formed and in good standing under the Laws of the State of Delaware, (ii)  Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (iii) each of Parent and Merger Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iv) each of Parent and Merger Sub is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business require such qualification, in the case of each of clause (iii) and clause (iv), except as does not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub, as applicable, to consummate the Merger (“Parent Material Adverse Effect”).

(b)            Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement or the Merger or any other transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and any other transactions contemplated by this Agreement, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which such approval shall be effective immediately following the execution of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub (assuming due authorization, execution and delivery by the Company), enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)            Governmental Filings; No Violations.

(i)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement require no authorization or other action by or in respect of, or filing with, any Governmental Authority other than (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) compliance with any applicable requirements of the DPA; (C) compliance with any applicable requirements of the HSR Act, (D) compliance with any applicable requirements of any other Antitrust Laws set forth on Section 5.1(d)(i) of the Company Disclosure Schedule, (E) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (F) compliance with any applicable stock exchange rules, and (G) where the failure to take such actions or obtain such authorization would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

(ii)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated in this Agreement do not and will not (A) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in any violation or breach of any provision of the organizational documents of Parent, Merger Sub or any of their respective Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in a violation or breach of any applicable Law, (C) assuming compliance with the matters referred to in Section 5.2(c)(i), require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, acceleration of any right or obligation or the loss of any benefit to which the Parent, Merger Sub or any of their respective Subsidiaries are entitled, under any Contract binding upon Parent, Merger Sub or any of their respective Subsidiaries, or to which any of their respective properties, rights or other assets are subject, or any Company Permit necessary to conduct the business of Parent, Merger Sub or any of their Subsidiaries as currently conducted or (D) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of Parent, Merger Sub or any of their Subsidiaries, except in the case of clause (B) and clause (D), any such violation, breach or conflict that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

(d)            Litigation. As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened, Actions against Parent or Merger Sub, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger or any other transactions contemplated by this Agreement.

(e)            Guaranty. Concurrently with the execution of this Agreement, Guarantors have delivered to the Company a true, complete and correct copy of the duly executed Guaranty. The Guaranty is in full force and effect, has not been amended or modified and constitutes a legal, valid and binding obligation of each Guarantor, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. No event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of a Guarantor pursuant to the Guaranty.

(f)            Financing.

(i)            Equity Commitment Letter. Parent has delivered to the Company a true, correct and complete copy of a fully executed equity commitment letter of even date herewith (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date hereof, the “Equity Commitment Letter”) from Guarantors pursuant to which Guarantors have agreed to make equity investments in Parent, subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to specifically enforce performance of the Guarantors’ obligations to fund the Equity Financing in accordance with, and subject to the terms of, the Equity Commitment Letter and that, subject in all respects to Section 9.5(b), Parent and Guarantors will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that there is adequate remedy at Law in connection with the exercise of such third-party beneficiary rights.

(ii)            Debt Commitment Letter. Parent has delivered to the Company a true, correct and complete copy of: (A) a fully executed debt commitment letter of even date herewith from the Financing Sources (together with all exhibits, annexes, schedules and term sheets attached thereto and with the Redacted Fee Letter, in each case as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in accordance with Section 6.13, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”); and (B) the Redacted Fee Letter, pursuant to which such financial institutions party thereto have agreed to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”).

(iii)            Validity. As of the date of the Agreement, the Financing Letters are in full force and effect and constitute the valid, binding and enforceable obligation of Parent, Merger Sub and Guarantors, as applicable, and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with their terms (subject to the Bankruptcy and Equity Exception). As of the date of this Agreement, there are no conditions precedent related to the funding of the full amount of the Financing contemplated by the Financing Letters, other than the conditions precedent set forth in the Financing Letters (such conditions precedent, the “Financing Conditions”). As of the date of this Agreement and assuming (x) satisfaction of the conditions set forth in Section 7.1 and Section 7.2 and (y) the accuracy in all material respects of the representations and warranties set forth in Section 5.1, Parent is not aware of any reason that: (A) any of the Financing Conditions are not capable of being satisfied on or before the Closing Date; or (B) the Financing contemplated by the Financing Letters will not be available to Parent on the Closing Date. As of the date of this Agreement, neither Parent nor Merger Sub are in default or breach under the terms of the Financing Letters and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a Financing Condition, in each case on the part of the Parent, Merger Sub or Guarantors, as applicable. Parent, or an Affiliate thereof on its behalf, has fully paid any and all commitment or other fees and amounts required by the Financing Letters to be paid on or before the date of this Agreement.

(iv)            No Amendments. As of the date of this Agreement, the Financing Letters have not been amended or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by Parent, Merger Sub or Guarantors or, to the Knowledge of Parent, any other party thereto.

(v)            No Other Arrangements. As of the date of this Agreement, other than the Redacted Fee Letter, there are no side letters or other written agreements or arrangements relating to the Financing Letters or the Financing to which Parent or any of its Affiliates is a party that impose conditions to the Financing or reduce the amount of the Debt Financing below the amount required to satisfy the Required Amount.

(vi)            Sufficiency of Financing. Assuming (x) satisfaction of the conditions set forth in Section 7.1 and Section 7.2 and (y) the accuracy in all material respects of the representations and warranties set forth in Section 5.1, the Financing, when funded in accordance with the Financing Letters, will provide Parent and Merger Sub at and as of the Closing Date with sufficient available funds (after netting out original issue discount and similar premiums and charges provided under the Financing Letters) to consummate the Merger and all other transactions contemplated by this Agreement and to make all payments required to be made in connection therewith, including (A) payment of the aggregate consideration to which the holders of Company Stock, Company RSUs and Company Cash Awards become entitled pursuant to Section 4.1(a) and Section 4.3, (B) the payment of all Indebtedness contemplated to be repaid by this Agreement, and any premiums and fees required to be paid in connection therewith, and (C) all other amounts to be paid by Parent and Merger Sub pursuant to this Agreement in connection with the Closing and associated costs and expenses of the Merger, in each case regardless of whether payable before or after the Closing (such amounts, collectively, the “Required Amount”).

(vii)            No Conditionality. Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any Affiliate thereof be a condition to any of the obligations of Parent or Merger Sub hereunder; provided that the foregoing representation and warranty shall not limit the express conditions set forth in (A) Section 9.5 required in order for the Company to seek specific performance to cause Parent to enforce Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded and to consummate the Merger and other transactions contemplated by this Agreement and (B) Section 2 of the Equity Commitment Letter required in order for the Company, as an express third-party beneficiary, to enforce the terms of the Equity Commitment Letter against Guarantors as if the Company were a party thereto.

(g)            Ownership of Merger Sub; No Prior Activities. As of the date hereof, the authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued and outstanding. All of the issued and outstanding shares of capital stock Merger Sub are, and at the Effective Time will be, owned by Parent, and, other than equity interests owned by Parent, there are (i) no other outstanding equity interests, shares of capital stock or voting securities of Merger Sub, (ii) no outstanding securities of Merger Sub convertible into or exchangeable for equity interests, shares of capital stock or voting securities of Merger Sub and (iii) no outstanding options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any equity interests, capital stock, voting securities or securities convertible into or exchangeable for equity interests, capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, business activities, assets, liabilities or obligations of any nature other than those incident to its formation or pursuant to this Agreement and the Merger and any other transactions contemplated by this Agreement.

(h)            Solvency. Parent is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of itself or any of its Affiliates. Assuming that (i) the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived and (ii) the representations and warranties set forth in Section 5.1, are, subject to the terms and limitations set forth therein, true and correct, then immediately after giving effect to the transactions contemplated by this Agreement (including consummation of the Financing) the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be Solvent.

(i)            Compliance with Laws. Except as would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impair the ability of Parent or Merger Sub, as applicable, to consummate the Merger or any other transactions contemplated by this Agreement by the Outside Date, (i) the businesses of Parent and Merger Sub are being, conducted in compliance with applicable Laws and (ii) Parent has not received any written notice or written communication, or to the Knowledge of Parent, oral notice or oral communication, from any Governmental Authority that Parent or Merger Sub is not in compliance with any applicable Law or that Parent or Merger Sub or any of their respective directors or officers, as applicable, is under investigation by any Governmental Authority for potential non-compliance with any applicable Law relating to the business of Parent or Merger Sub, in each case, that has not been cured as of the date of this Agreement.

(j)            Brokers and Finders. Except for TD Securities (USA) LLC whose fees and expenses will be paid by Parent, neither Parent nor Merger Sub has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees for which the Company would be responsible in connection with the Merger or any other transactions contemplated by this Agreement.

(k)            Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3, and any amendment or supplement thereto will, at the date of mailing the Proxy Statement to stockholders and at the time of the Company Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading.

(l)            Ownership of Shares of Company Stock. As of the date hereof, Searchlight, Abry and each of their respective Affiliates and Representatives hold Company Stock as set forth on Section 5.2(l) of the disclosure schedule delivered to the Company by Parent and Merger Sub concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”). Other than as set forth on Section 5.2(l) of the Parent Disclosure Schedule, none of Parent, Merger Sub or any of their “affiliates” or “associates” (as such terms are used in ARTICLE IX of the certificate of incorporation of the Company) beneficially owns or has beneficially owned in the past three years (or otherwise “owns” or has “beneficially owned” in the past three years for purposes of the Company’s certificate of incorporation) any shares of Company Stock or other securities of, or economic interests in, the Company.

(m)            No Other Representations or Warranties. Except for the representations and warranties contained in Section 5.1 or in any closing certificate delivered pursuant to Section 7.2(d), Parent and Merger Sub agree and acknowledge that neither the Company nor any Person on behalf of the Company or otherwise makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, with respect to any other information provided or made available to Parent or Merger Sub in connection with this Agreement or the Merger, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information, or any other matter and neither the Company nor any other Person shall have any liability to Parent or Merger Sub or any other Person resulting from Parent’s or Merger Sub’s reliance on any such information. Each of Parent and Merger Sub, and each of their respective Affiliates and Representatives, specifically disclaims that it is relying on or has relied on any representations or warranties, other than those representations and warranties contained in Section 5.1, that may have been made by any Person, acknowledges and agrees that it is not relying on and has not relied on any such other representations or warranties, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that it has had reasonable access to, and has been afforded the opportunity to request and review, the books and records of the Company and its Subsidiaries (including in the possession of the Company’s Representatives).

ARTICLE VI
Covenants

6.1.            Interim Operations.

(a)            During the period commencing on the date hereof and running until the earlier of the Closing Date and the termination of this Agreement in accordance with ARTICLE VIII (the “Pre-Closing Period”), except (i) as expressly contemplated or required by this Agreement, (ii) as required by applicable Law, (iii) as approved in writing by Parent, (iv) as required by the Backstop Notes Indenture, or (v) as set forth on Section 6.1 of the Company Disclosure Schedule, the Company will, and will cause its Subsidiaries to (A) conduct their businesses in the ordinary course of business consistent with past practice and (B) use its and their commercially reasonable efforts to maintain and preserve intact in all material respects their respective assets, properties, business organizations and relationships with partners, clients, suppliers, distributors and other Persons with which it has material business dealings; provided that no action by the Company or its Subsidiaries with respect to matters specifically permitted by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would otherwise constitute a breach of such provision of Section 6.1(b).

(b)            During the Pre-Closing Period, except (1) as expressly contemplated or required by this Agreement, (2) as required by applicable Law, (3) as approved in writing by Parent, or (4) as set forth on Section 6.1 of the Company Disclosure Schedule, the Company will not, and will cause its Subsidiaries not to:

(i)            (A) amend, restate, supplement or otherwise change the certificate of incorporation or bylaws of the Company, (B) amend, restate, supplement or otherwise change the comparable organizational documents of any of the Company’s Subsidiaries or (C) amend, restate, supplement or otherwise change the Warrant Agreement;

(ii)            merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize, recapitalize or completely or partially liquidate or dissolve or otherwise enter into any agreement or arrangement imposing restrictions on the assets, operations or business of the Company or any of its Subsidiaries, other than any restructuring, reorganization, recapitalization, liquidation or dissolution of any wholly owned Subsidiary of the Company that is immaterial to the Company and its Subsidiaries, taken as a whole, and to the extent such actions are not expected to be adverse to Parent (provided that this Section 6.1(b)(ii) shall not prevent the structuring of a transaction specifically permitted by Section 6.1(b)(xiv) in the form of a merger or consolidation; provided, further, that (A) the use of such structure is consistent with past practice and (B) the Company is not merging or consolidating with any other Person);

(iii)            create or form any Subsidiary other than a direct or indirect wholly owned Subsidiary;

(iv)            issue, sell, pledge, encumber, dispose of or grant, or authorize the issuance, sale, pledge, encumbrance, disposition or grant of, any shares of capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, restricted shares, restricted share units, performance share units, stock appreciation rights, phantom stock or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case, other than (A) any such transaction among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, or (B) any grant or issuance of shares of Company Stock in accordance with the terms of obligations outstanding as of the date hereof (1) in respect of any exercise of Company Warrants, (2) in settlement of any Company RSUs or (3) as required by the Backstop Notes Indenture;

(v)            make any loans, advances or capital contributions to or investments in any Person (other than (A) to the Company or any of its wholly-owned Subsidiaries, (B) pursuant to advancement rights in the Company’s or any of its Subsidiaries’ respective certificate of incorporation or bylaws (or comparable organizational or governing documents) or in any Contract, (C) to any employee or director in accordance with obligations that existed prior to the date hereof or (D) routine travel and business expense advances made to employees or directors in the ordinary course of business) if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $250,000 individually or $1,000,000 in the aggregate;

(vi)            declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock, except for dividends or other distributions paid by any wholly-owned Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company;

(vii)            reclassify, split, combine, subdivide or redeem, purchase, repurchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock except for (A) any such transaction solely among any of the Company’s wholly-owned Subsidiaries, (B) acquisitions of shares of Common Stock in satisfaction of withholding obligations in respect of Company Equity Awards or (C) exchange of the Backstop Notes in accordance with the Backstop Notes Indenture;

(viii)            create, incur, assume or guarantee more than $1,000,000 of Indebtedness except for (A) borrowings in the ordinary course of business under the Company’s Existing Credit Document in the form of a Revolving Credit Loan or Letter of Credit (each as defined in the Existing Credit Document as of the date hereof); (B) guarantees or credit support provided by the Company or any of its wholly-owned Subsidiaries of the obligations of the Company or any of its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice to the extent such Indebtedness is in existence on the date of this Agreement or incurred in compliance with clause (A) of this Section 6.1(b)(viii); and (C) any Indebtedness solely among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries in the ordinary course of business;

(ix)            (A)enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, (B) amend, modify or waive in a manner adverse (other than in any de minimis respects) to the Company or any of its Subsidiaries or terminate any Material Contract (other than expirations of any such Contract in accordance with its terms), (C) amend, modify or waive any Contract containing a minimum purchase, “earnout” or other contingent or deferred payment obligation of the Company and its Subsidiaries or (D) voluntarily increase the Exchange Rate (as defined in the Backstop Notes Indenture) from that set forth in Section 5.1(b)(v) (other than as contemplated pursuant to Section 6.19);

(x)            make any material changes with respect to financial accounting policies or procedures, except as required by Law or by U.S. GAAP or official interpretations with respect thereto or by any Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(xi)            settle any Action (other than any Action in respect of Taxes, which shall be governed by clause (xv) below) for an amount in excess of $250,000 individually or $1,000,000 in the aggregate other than (A) any settlement or compromise where the amount paid or to be paid by the Company or any of its Subsidiaries is fully covered (less retention or deductible under the applicable insurance policy) by insurance coverage amounts maintained by the Company or any of its Subsidiaries, (B) settlements or compromises of any Action for an amount not in excess of the amount, if any, reflected or specifically reserved in the balance sheet (or the notes thereto) of the Company included in the Company Reports (with materiality measured relative to the amount so reflected or reserved, if any) filed prior to the date hereof, and (C) settlements or compromises of any Action where the Company or any of its Subsidiaries is the plaintiff and is receiving payment in connection with such settlement or compromise; provided that, in the case of each of the foregoing clauses (A), (B) and (C), the settlement or compromise of such Action does not (x) impose any restriction on the business or operations of the Company or any of its Subsidiaries (or Parent or any of its Subsidiaries after the Closing) and (y) include any non-monetary or injunctive relief, or the admission of wrongdoing, by the Company or any of its Subsidiaries or any of their respective officers or directors;

(xii)            assign, transfer, sell, lease, license, encumber (other than Permitted Liens), abandon, permit to lapse, or otherwise dispose of any material assets or property (including any Intellectual Property Rights) having a value in excess of $250,000 individually or $1,000,000 in the aggregate except (A) as may be required by a Governmental Authority to permit or facilitate the consummation of the Merger or any of the other transactions contemplated in this Agreement solely to the extent required pursuant to Section 6.5 or (B) transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(xiii)            except for any such actions required by Benefit Plans in existence as of the date hereof or required by applicable laws or otherwise reasonably necessary to renew broad-based, nondiscriminatory health care welfare benefit plans in the ordinary course of business consistent with market conditions that do not increase the cost of maintaining such health care welfare benefit plans by more than $250,000 annually or regular merit and cost of living increases in the wages, salaries or base compensation of Service Providers in the ordinary course of business consistent with past practice, which increases shall not exceed 10% for any Service Provider and 3% in the aggregate for all Service Providers on an annualized basis: (A) grant any Service Provider (including members of the Company Special Committee) any increase in compensation or benefits; (B) increase or accelerate or commit to increase or accelerate the funding, payment or vesting of any benefits provided under any Benefit Plan or otherwise; (C) grant or promise to grant or increase any cash or equity or equity-based incentive awards, bonus, change of control, severance or retention award to any Service Provider (including members of the Company Special Committee), except for the 2026 Short Term Incentive Plan, to the extent already approved by the Compensation Committee; (D) establish, adopt, enter into, terminate or amend any Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement; or (E) hire, engage, promote or terminate (other than for cause or poor performance documented in accordance with the Company’s past practices and excluding contractors whose term of service expires or is not renewed) the employment or engagement of any Service Provider with annual base compensation of $150,000 or more, other than to replace existing Service Providers who terminate employment or service with the Company and its Subsidiaries (provided that such replacement Service Provider does not receive compensation and benefits that are materially more favorable than that previously provided to the terminated Service Provider and, for the avoidance of doubt, such compensation shall not include any equity or equity-based compensation, long-term awards or severance entitlements);

(xiv)            acquire any business, assets or capital stock of any Person or division thereof if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $250,000 individually or $1,000,000 in the aggregate; whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise), other than (A) the acquisition of assets from vendors or suppliers of the Company or any of its Subsidiaries in the ordinary course of business, or (B) (x) any pending acquisition of any Person, business or assets (whether by merger, sale of stock, sale of assets or otherwise) with an executed letter of intent or purchase agreement that is set forth on Section 6.1(b)(xiv) of the Company Disclosure Schedule or (y) any other acquisition of any Person, business or assets (whether by merger, sale of stock, sale of assets or otherwise) that is disclosed on Section 6.1(b)(xiv) of the Company Disclosure Schedule;

(xv)            (A) make, change or revoke any material Tax election; (B) adopt or change any Tax accounting period or any material method of Tax accounting, (C) file any material amended Tax Return, (D) settle or compromise any material claim, Action or other proceeding for a material amount of Taxes, (E) enter into any “closing agreement” or other agreement with a taxing authority with respect to Taxes, (F) surrender any right to claim a material Tax refund, (G) request any private letter ruling or other written advise or determination from a tax authority with respect to Taxes or Tax matters, or (H) extend or waive any statute of limitations with respect to the assessment or collection of any material Taxes of the Company or any of its Subsidiaries (other than any such waiver or extension that is automatic or automatically granted and obtained in the ordinary course of business);

(xvi)            other than in accordance with the Company’s capital expenditure budget made available to Parent, incur or commit to any capital expenditure or expenditures, except capital expenditures of less than $250,000 individually or $1,000,000 in the aggregate;

(xvii)            implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that, in any such case, trigger notice requirements pursuant to the WARN Act;

(xviii)            enter into any new line of business;

(xix)            fail to comply with Section 6.1(b)(xix) of the Company Disclosure Schedule; or

(xx)            agree, authorize or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Parent or Merger Sub or any of their Affiliates, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries during the Pre-Closing Period. During the Pre-Closing Period, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(c)            Subject to the terms of this Agreement, including Section 6.5 and Section 6.13, during the Pre-Closing Period, none of Parent, Merger Sub or their respective Subsidiaries shall (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any Person (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition, as applicable, would reasonably be expected to (A) prevent, materially delay or materially impair the obtaining of, or adversely affect in any material respect the ability of Parent or its Affiliates to procure, any authorizations, consents, Orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement, including the Merger, or (B) materially increase the risk of any Governmental Authority entering an Order, ruling, judgment or injunction prohibiting or materially delaying or impairing the consummation of the transactions contemplated by this Agreement, including the Merger; or (ii) take any action that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger or the satisfaction of any of the closing conditions thereto.

6.2.            Acquisition Proposals; Change of Recommendation.

(a)            No Solicitation or Negotiation. As soon as reasonably practicable (and in any event within one Business Day) after the date of this Agreement, the Company shall deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal within the twelve months prior to the date of this Agreement, to the effect that the Company is requesting the prompt return or destruction of all confidential information concerning the Company and its Subsidiaries in such Person’s possession or control. The Company shall, and within one Business Day following the date hereof, shall cause its Subsidiaries to, terminate access by any third Person who has made or could reasonably be expected to make an Acquisition Proposal (other than Parent and its Representatives) to any data room (virtual or actual) containing any confidential information of the Company or any of its Subsidiaries. The Company and its Subsidiaries will, and will cause their Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal as of the date hereof. During the Pre-Closing Period, the Company agrees that, except as expressly permitted by Section 6.2, neither it nor any of its Subsidiaries shall, and they shall cause their respective Representatives not to:

(i)            initiate, solicit, propose or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii)            engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any nonpublic information or data to any Person or Group relating to, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Section 6.2 prohibit such discussions); or

(iii)            furnish to any Person (other than Parent or any of its Affiliates) any non-public information relating to the Company or any of its Subsidiaries or afford to any such Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and its Subsidiaries, in any such case with the intent to induce, or that could reasonably be expected to result in, the making, submission or announcement of, an Acquisition Proposal.

(b)            Exceptions to No Solicitation. Notwithstanding anything in Section 6.2(a), but subject to compliance with this Section 6.2(b), prior to the receipt of the Requisite Company Stockholder Approval, in response to an unsolicited bona fide written Acquisition Proposal received after the date of this Agreement that did not result from a breach of this Section 6.2 and that has not been withdrawn, the Company may, or may authorize its Representatives to, (i) provide information to a Person or Group who has made such an unsolicited bona fide written Acquisition Proposal if the Company receives from such Person or Group an Acceptable Confidentiality Agreement; provided that such Acceptable Confidentiality Agreement need not prohibit the making, or amendment, of an Acquisition Proposal; and provided further that the Company shall substantially concurrently disclose (and, if applicable, provide copies of) any such information to Parent to the extent not previously disclosed or provided; and (ii) engage or participate in any discussions or negotiations with any Person or Group who has made such an unsolicited bona fide written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (i) or clause (ii), the Company Board (upon the prior recommendation of the Company Special Committee) or the Company Special Committee determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law. During the Pre-Closing Period, the Company shall not terminate, amend or otherwise modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement; provided that, notwithstanding anything herein to the contrary, the Company shall be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such agreement if the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably expected to be inconsistent with its fiduciary obligations under applicable Law.

(c)            Notice of Acquisition Proposal. During the Pre-Closing Period, the Company shall promptly (but in any event within 24 hours) give notice to Parent in writing if any inquiries, proposals or offers with respect to an Acquisition Proposal is received by the Company, its Subsidiaries or any of their respective Representatives, including with such notice the identity of the Person or Persons making such requests, inquiries, proposals or offers, unredacted copies of any proposed definitive agreements memorializing the terms of such Acquisition Proposal, and a summary of the material terms and conditions of such requests, inquiries, proposals or offers, and thereafter shall keep Parent informed, on a reasonably current basis of the status and terms and conditions of any such Acquisition Proposal (and in each case including by furnishing copies of any further amendments thereto on a reasonably prompt basis (and in any event within twenty-four (24) hours of such material development, discussion or negotiation) and the status of any such discussions or negotiations.

(d)            No Change in Recommendation or Alternative Acquisition Agreement. Except as expressly permitted by Section 6.2(e), the Company Board (or any committee thereof, including the Company Special Committee) shall not:

(i)            withhold, withdraw, qualify or modify (in a manner adverse to Parent) (or publicly propose or resolve to withhold, withdraw, qualify or modify (in a manner adverse to Parent)) the Company Recommendation;

(ii)            authorize, adopt, approve, endorse, recommend or publicly declare advisable (or publicly propose to authorize, adopt, approve, endorse, recommend or otherwise declare advisable), any Acquisition Proposal;

(iii)            fail to include the Company Recommendation in the Proxy Statement;

(iv)            fail to publicly recommend against acceptance by the holders of Shares of a tender or exchange offer that constitutes an Acquisition Proposal within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act, or publicly recommend in favor of any such offer;

(v)            except as expressly permitted by, and after compliance with, this Section 6.2, approve or recommend, or declare advisable or propose to enter into, or cause or permit the Company to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, share exchange agreement or other similar definitive agreement with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.2(b) relating to any Acquisition Proposal) (an “Alternative Acquisition Agreement”);

(vi)            within seven (7) Business Days of Parent’s written request, fail to make or reaffirm the Company Recommendation following the date any Acquisition Proposal or any material modification thereto is first publicly disclosed or distributed to the stockholders of the Company; provided that Parent may not make any such request on more than two occasions in respect of any Acquisition Proposal or any material modification of an Acquisition Proposal; or

(vii)            publicly propose or agree to any of the foregoing (and any of the actions set forth in the foregoing Section 6.2(d)(i) through Section 6.2(d)(vii), a “Change of Recommendation”).

(e)            Superior Proposal Termination; Change of Recommendation.

(i)            Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Requisite Company Stockholder Approval, in response to a bona fide written Acquisition Proposal that did not result from a breach of this Section 6.2 and that has not been withdrawn, the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee may effect a Change of Recommendation or cause the Company to terminate this Agreement pursuant to Section 8.1(h), if prior to taking either such action (A) the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is a Superior Proposal and (B) the Company shall have given five Business Days’ prior notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal (including the identity of the Person or Group making such proposal) and providing copies of the most recent versions of all proposed agreements relating to such proposal, and that the Company intends to take such action, and during such five Business Day period (the “Match Period”), the Company shall have (and shall have caused the Company’s officers, financial advisors, outside legal counsel and other Representatives to) negotiate in good faith with Parent and its Representatives to allow Parent or Merger Sub to offer such adjustments or revisions to the terms and conditions of this Agreement, the Financing Letters or the Guaranty; and at the end of the Match Period, prior to taking action to effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.1(h), the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee determines (taking into account any adjustment to the terms and conditions of this Agreement, the Financing Letters or the Guaranty committed to by Parent in writing in a manner that would be binding if accepted in response to such Acquisition Proposal, if any) in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal and that the failure to effect a Change of Recommendation in response to such Superior Proposal would be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law; provided that in the event of any material change to the financial terms of, or any other material amendment or material modification to, any Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(e)(i) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.2(e)(i) shall be reduced to three Business Days and the Match Period in respect of such new written notice shall be three Business Days.

(ii)            Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Requisite Company Stockholder Approval, in response to an Intervening Event, the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee may effect a Change of Recommendation if prior to taking such action (A) the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law, (B) the Company shall have given five Business Days’ prior notice to Parent that the Company has determined that an Intervening Event has occurred or arisen (which notice will describe such Intervening Event in reasonable detail) and that the Company intends to effect a Change of Recommendation, and after giving such notice and prior to effecting such Change of Recommendation, the Company negotiates (and directs the Company’s officers, financial advisors, outside legal counsel and other Representatives to negotiate) in good faith with Parent and its Representatives (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms and conditions of this Agreement, the Financing Letters or the Guaranty in response thereto; and at the end of the five Business Day period, prior to taking action to effect a Change of Recommendation, the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee takes into account any adjustments or revisions to the terms and conditions of this Agreement, the Financing Letters or the Guaranty proposed by Parent in writing in response to such notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a Change of Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law; provided that in the event of any material changes regarding any Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(e)(ii) with respect to such new written notice, except that the advance written notice obligation set forth in Section 6.2(e)(ii) shall be reduced to three Business Days. “Intervening Event” means any material change, effect, event, occurrence or development that was not known to, or reasonably foreseeable by, the Company Board (or the Company Special Committee) as of the date of this Agreement (or, if known or reasonably foreseeable, only the portion of such change, effect, event, occurrence or development of which the material consequences were not known or reasonably foreseeable by the Company Board (or the Company Special Committee) as of the date of this Agreement); provided, however, that in no event shall (x) an Acquisition Proposal (or any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal), (y) any change, in and of itself, in the price or trading volume of the shares of Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition) or (z) the fact, in and of itself, that the Company exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), constitute or be deemed to contribute to an Intervening Event.

(f)            Certain Permitted Disclosure. Anything in this Agreement to the contrary notwithstanding, the Company, the Company Board or the Company Special Committee may, to the extent applicable, disclose to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or make any “stop, look and listen” communication (without more) to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act so long as any such disclosure does not include any statement that constitutes, and does not otherwise constitute, a Change of Recommendation; provided, however, that nothing in this Section 6.2(f) or any other provision of this Agreement shall be construed to permit the Company, the Company Board or the Company Special Committee to effect any Change of Recommendation other than in accordance with and to the extent expressly permitted by Section 6.2(e).

(g)            Breach. It is agreed and understood that any breach of this Section 6.2 by any director, officer or other Representative of the Company or any of its Subsidiaries will be deemed to be a breach of this Agreement by the Company; provided, however, that for purposes of this Section 6.2, none of Parent, any Rollover Stockholder or any Additional Rollover Stockholder or any of their Affiliates or any Representative of any of the foregoing shall be deemed a Representative of the Company or any Subsidiary thereof.

6.3.            Proxy Statement Filing; Information Supplied.

(a)            The Company shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement (but in no event shall the Company be obligated to do so sooner than the later to occur of (i) eight (8) days after Parent provides written notice to the Company that the last Additional Rollover Agreement has been executed and (ii) thirty (30) Business Days after the date hereof), a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) and the Company and Parent shall jointly prepare and file with the SEC the Rule 13E-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”).

(b)            The Company shall promptly notify Parent, and Parent shall promptly notify the Company, as applicable, of the receipt of all comments from the SEC with respect to the Proxy Statement or Schedule 13E-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other Party copies of all correspondence between such Party or any of its Representatives and the SEC with respect to the Proxy Statement or Schedule 13E-3. Each of the Company and Parent shall provide Parent and the Company, as applicable, and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC. The Company and Parent shall use their respective reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement and Schedule 13E-3 from the SEC, and the Company shall cause the definitive Proxy Statement to be mailed to the stockholders of the Company as promptly as possible after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement and Schedule 13E-3, which confirmation will be deemed to occur if the SEC has not affirmatively notified the Company prior to the tenth calendar day after filing the Proxy Statement and Schedule 13E-3 that the SEC will or will not be reviewing the Proxy Statement or Schedule 13E-3 (such date, the “SEC Clearance Date”).

(c)            The Company agrees, as to itself and its Subsidiaries, that the Proxy Statement and Schedule 13E-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company, Parent and Merger Sub shall ensure that none of the information supplied by it for inclusion in the Proxy Statement or Schedule 13E-3 will, at the date of mailing of the Proxy Statement to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent, its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3. If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Affiliates or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3 so that the Proxy Statement or Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification, as and to the extent required by applicable Law, (i) the Company shall promptly prepare (with the assistance of Parent as provided for in this Section 6.3) an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, or (ii) the Company shall cause the Proxy Statement or Schedule 13E-3, as applicable, as so amended or supplemented to be filed with the SEC and the Proxy Statement, as applicable, to be disseminated to its stockholders.

(d)            The Company shall provide Parent with a reasonable opportunity to review drafts of Schedule 13E-3 and the Proxy Statement and any other documents related to the Company Stockholders Meeting and will consider in good faith any comments provided by Parent in connection with such review; provided that the Company may amend or supplement the Proxy Statement and Schedule 13E-3 without the review or comment of Parent from and after any Change of Recommendation.

(e)            Unless a Change of Recommendation was made in accordance with Section 6.2(e), the Company shall include in the Proxy Statement (and any supplement or amendment thereto) the Company Recommendation and the Fairness Opinion, and shall use its reasonable best efforts to solicit proxies from the holders of Common Stock to obtain the Requisite Company Stockholder Approval.

(f)            If any event occurs with respect to the Company or its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Schedule 13E-3 or the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Schedule 13E-3 or the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Schedule 13E-3 or the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the holders of Common Stock. If any event occurs with respect to Parent, Merger Sub or any Rollover Stockholder, or any change occurs with respect to other information supplied by Parent or Merger Sub for inclusion in the Schedule 13E-3 or the Proxy Statement (including with respect to any Rollover Stockholder), which is required to be described in an amendment of, or a supplement to, the Schedule 13E-3 or the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Schedule 13E-3 or the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the holders of Common Stock.

6.4.            Company Stockholders Meeting. The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary establish a record date and to convene a meeting of its stockholders (including any adjournment, recess, postponement or other delay thereof, the “Company Stockholders Meeting”) as promptly as reasonably practicable after the date hereof (which Company Stockholders Meeting shall in no event be scheduled initially for a date that is later than the 40th day following the first mailing of the Proxy Statement to the holders of the shares of Common Stock without the prior written consent of Parent), to consider and vote upon the adoption of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting, except to the extent required under Law or pursuant to the following sentence. Notwithstanding anything to the contrary in this Agreement, (a) the Company may (and if requested by Parent on no more than two occasions, shall for a reasonable period of time not to exceed 45 Business Days in the aggregate and not for any period beyond the Outside Date) adjourn, recess, postpone or otherwise delay the Company Stockholders Meeting for a reasonable period to solicit additional proxies, if the Company or Parent, as applicable, reasonably believes there will be insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary either to conduct the business of the Company Stockholders Meeting or to obtain the Requisite Company Stockholder Approval and (b) the Company may adjourn, recess, postpone or otherwise delay the Company Stockholders Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting. Subject to Section 6.2(e), the Company Board shall include the Company Recommendation in the Proxy Statement and shall use reasonable best efforts to obtain the Requisite Company Stockholder Approval. Subject to the provisions of this Agreement, the Company will conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act in a manner to enable the record date for the Company Stockholder Meeting to be set so that the Company Stockholder Meeting can be held promptly following the effectiveness of the Proxy Statement.

6.5.            Efforts; Cooperation; Antitrust Matters.

(a)            Subject to the terms of this Agreement, Parent and Merger Sub shall use their reasonable best efforts to: (i) take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to cause the conditions precedent set forth in ARTICLE VII to be satisfied and consummate and make effective the Merger and any other transactions contemplated by this Agreement when required in accordance with ARTICLE VII as promptly as reasonably practicable and in any event prior to the Outside Date; (ii) obtain from any Governmental Authority (including CFIUS) any consents (including CFIUS), licenses, permits, waivers, approvals, authorizations, clearances or Orders advisable or required to be obtained by Parent or any of its controlled Affiliates, including under the Antitrust Laws (including by making an appropriate response to requests from any such Governmental Authorities); (iii) avoid or defend against, as applicable, any Action by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger or any other transactions contemplated by this Agreement; (iv) as promptly as reasonably practicable, and in any event within twenty (20) Business Days after the date of this Agreement, make or cause to be made all necessary filings under the HSR Act, and as promptly as reasonably practicable after the date of this Agreement submit all other notifications, filings and registrations required or advisable under the Antitrust Laws, and thereafter promptly make an appropriate response to any requests for additional information and documentary material that may be requested pursuant to any Antitrust Law; (v) as promptly as reasonably practicable, and in any event within 20 Business Days after the date of this Agreement, file a joint voluntary notice (or draft thereof) in respect of the Merger and the other transactions contemplated hereby under Section 721 of the Defense Production Act of 1950, as amended, and 31 C.F.R. Part 800 (the “DPA”); and (vi) as promptly as reasonably practicable, make or cause to be made any other required or advisable registrations, declarations, submissions and filings with respect to the Merger or any other transactions contemplated by this Agreement required under the Exchange Act, any other applicable federal or state securities Laws, and any other applicable Law. The Company and its Subsidiaries shall reasonably cooperate to facilitate the receipt by Parent and its Affiliates of any approvals or to take any other reasonable actions required to permit Parent and its Affiliates (including the Company and its Subsidiaries following the Closing) to operate in compliance with applicable Law following the consummation of the Merger.

(b)            Without limiting the generality of anything contained in this Section 6.5, Parent and the Company shall: (i) give the other Parties prompt notice of the making or commencement of any request or proceeding by or before any Governmental Authority with respect to the Merger or any other transactions contemplated by this Agreement; (ii) keep the other Parties informed as to the status of any such request or proceeding; (iii) give the other Parties notice and an opportunity to participate in any substantive communication made to the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”), CFIUS or any other domestic, foreign or supranational Governmental Authority pursuant to any Antitrust Laws regarding the Merger or any other transactions contemplated by this Agreement and (iv) promptly notify the other Parties of any communication from the FTC, the DOJ, CFIUS or any other domestic, foreign or supranational Governmental Authority pursuant to any Antitrust Laws regarding the Merger or any other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and each will consult with the other on and consider in good faith the views of the other in connection with, any filing made with, or substantive or material written materials submitted or substantive or material communication made to any Governmental Authority pursuant to any Antitrust Laws in connection with the Merger or any other transactions contemplated by this Agreement (including the Proxy Statement). In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, each Party will permit authorized representatives of the other Parties to be present at each non-ministerial meeting, conference, videoconference, or telephone call and to have access to and be consulted in connection with any substantive or material presentation, letter, white paper, or proposal made or submitted to any Governmental Authority pursuant to any Antitrust Laws in connection with such request or proceeding. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be); provided that materials provided pursuant to this Section 6.5 may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual obligations and (z) as necessary to address reasonable privilege concerns.

(c)            Subject to applicable Laws and as required by any Governmental Authority, the Company, on the one hand, and Parent, on the other hand, each shall keep the other apprised of the status of matters relating to completion of the Merger and the other transactions contemplated hereby, including promptly furnishing the other with copies of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or (ii) upon receiving any material notice or other material communication from any third party whose consent or approval is required for consummation of the Merger or the other transactions contemplated by this Agreement or any Governmental Authority in each case in connection with such consents or the transactions contemplated by this Agreement.

(d)            If any objections are asserted with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Laws, or if any lawsuit or other proceeding, whether judicial or administrative, is instituted (or threatened to be instituted), including any proceeding by any Governmental Authority or private party, challenging the Merger or any other transactions contemplated by this Agreement as violative of any Antitrust Law or which would otherwise prohibit or materially impair or delay in connection with any Antitrust Law the consummation of the Merger or any other transactions contemplated by this Agreement, each of Parent and the Company shall (and shall cause their respective Subsidiaries to) use their respective reasonable best efforts to resolve any such objections, subject to the limitations provided elsewhere in this Agreement.

(e)            In furtherance and not in limitation of the foregoing, Parent shall (and if, and only if, requested by Parent, the Company shall) take all such further action as may be necessary to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including proposing, negotiating, committing and effecting, by consent decree, hold separate Order, or otherwise, to (x) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Parent, the Company or their respective Subsidiaries and (y) otherwise take or commit to take actions that after the Closing would limit Parent’s, the Company’s or any of its Subsidiaries’ freedom of action with respect to, or its ability to operate or retain any of the businesses, assets or properties of Parent, the Company or any of their respective Subsidiaries; provided, however, that notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require Parent, Merger Sub or the Company to take or agree to take any action of the types referred to in the foregoing clause (x) and clause (y) that would, individually or in the aggregate, reasonably be expected to (1) materially diminish the value (commercial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (2) result in an impact that is materially adverse to, or cost that is material to, the business, results of operations, assets or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, in each case following the Closing (disregarding for this purpose any action to the extent consistent with Parent’s or its Affiliates’ plans for developing the business of the Company and its Subsidiaries as of the date hereof or proposed or offered by Parent in its discretion in an initial application for an order approving the transactions contemplated by this Agreement); provided, further, that, notwithstanding anything to the contrary in this Agreement, (i) nothing in this Agreement shall permit, or be deemed to permit, the Company or any of its Subsidiaries, without the prior written consent of Parent, to take, agree to take, or consent to the taking of any action of the type described in clauses (x) and (y), (ii) at the request of Parent, the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any action of the type described in clauses (x) and (y) (provided such agreements are conditioned upon the Closing) and (iii) nothing in this Agreement shall require Parent, the Company or any of their respective Affiliates to take any action of the type described in clauses (x) and (y)  unless the effectiveness of such action is conditioned upon the Closing.

(f)            Parent shall not, and shall cause its Subsidiaries not to, take any action that would reasonably be expected to hinder, delay or prevent the obtaining of clearance or any consent or the expiration of the required waiting periods under any Antitrust Law or other applicable Law or otherwise hinder, delay or prevent the consummation of any of the transactions contemplated hereby.

6.6.            Information; Access and Reports.

(a)            The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any Governmental Authority in connection with the Merger and any other transactions contemplated by this Agreement.

(b)            Subject to applicable Law, during the Pre-Closing Period, upon reasonable advance notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours and consistent with applicable Law, to the Company’s management, employees and contracts and other books and records (other than any such matters that relate to the negotiation and execution of this Agreement (including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto) or, subject to Section 6.2, any Acquisition Proposal or Superior Proposal); provided that the Company shall not be required to afford such access or furnish such information if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries or violate any Contracts, and no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that would reasonably be expected to result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or (ii) to disclose any documents or information that would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; provided that in the event the Company does not disclose certain information pursuant to the foregoing clause (i) or clause (ii), at Parent’s reasonable request the Parties shall use commercially reasonable efforts to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the non-disclosure to the greatest extent reasonably possible, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided. The Confidentiality and Nondisclosure Agreement, dated as of May 26, 2023, by and between the Company and Searchlight Capital Partners, L.P., as amended by that certain Amendment to the Confidentiality Agreement, dated October 8, 2025 (the “Confidentiality Agreement”), shall apply with respect to information furnished by the Company, its Subsidiaries and their respective Representatives hereunder.

(c)            To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and the joint defense doctrine.

6.7.            Stock Exchange Delisting. The Company and Parent shall cooperate to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Corporation of (a) the shares of Common Stock from the New York Stock Exchange and the deregistration of the shares of Common Stock under the Exchange Act and (b) the Public Warrants from the OTC Pink Marketplace and the deregistration of the Public Warrants under the Exchange Act, in each case as promptly as practicable after the Effective Time.

6.8.            Publicity. The initial press release regarding the Merger shall be a joint press release of Parent and the Company in the form mutually agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent, nor any of their respective Affiliates or Representatives, shall issue any press release or make any other public announcement or public statement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement or the Merger or any other transactions contemplated by this Agreement without consulting with each other and providing reasonable opportunity for review and giving due consideration to reasonable comment by the other Party, except (a) as such press release or other public announcement may be required by applicable Law, in which case the Party required to issue the release or make the announcement shall use reasonable best efforts to provide the other Party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance and shall give reasonable and good-faith consideration to any such comments proposed by the other Party, (b) subject to Section 6.2, if applicable under the circumstances, in connection with a Change of Recommendation or Acquisition Proposal or (c) any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement. Notwithstanding anything to the contrary in this Section 6.8, each of the Parties may make public statements in response to questions by the press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company or to the extent that they have been reviewed and previously approved by both Parent and the Company. The provisions of this Section 6.8 shall survive the Closing.

6.9.            Employee Benefits.

(a)            Parent agrees that each employee of the Company and/or any of its Subsidiaries (the “Employer Entities”) employed as of immediately prior to the Closing, including without limitation any such employee on vacation, short or long term disability leave, or any other leave with the legal right to return to employment, who continues to be employed with any of Parent, the Surviving Corporation or any of their Affiliates immediately following the Closing (each such employee, a “Continuing Employee”) shall, during the period commencing on the Closing Date and ending on the first anniversary thereof (or the date of termination of employment of the relevant Continuing Employee, if sooner), be provided with (i) an annual base salary or base wage, as applicable, that is no less than the annual base salary or base wage provided to such Continuing Employee by the Employer Entities immediately prior to the Effective Time, (ii) target short-term (annual or less) cash incentive compensation opportunities that are no less favorable than the target short-term (annual or less) cash incentive compensation opportunities provided to such Continuing Employee by the Employer Entities immediately prior to the Effective Time, and (iii) employee benefits (excluding any equity or equity-based or other long-term incentives (including any long-term cash awards), retention, change in control or similar one-time or special benefits and arrangements and severance, defined benefit pension benefits, or post-employment or retiree health and welfare benefits other than as required by applicable Laws (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to those (other than the Excluded Benefits) provided to such Continuing Employee by the Employer Entities immediately prior to the Effective Time. Additionally, without limiting the generality of the foregoing, during the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall provide, or shall cause the Company or any of their Subsidiaries to provide, severance payments and benefits to each Continuing Employee whose employment is terminated by the Surviving Corporation without cause during such period that are no less than those that would have been provided to the Continuing Employee upon a qualifying termination under the applicable Benefit Plan as set forth in Section 6.9(a) of the Company Disclosure Schedule (taking into account the service of the Continuing Employee after the Closing and giving full effect to any provision relating to a “change in control,” “change of control” or term or concept of similar import).

(b)            Parent shall, or shall cause its Affiliates, including the Employer Entities after the Closing to, use commercially reasonable efforts to cause (i) any pre-existing conditions or limitations, exclusions, eligibility waiting periods, evidence of insurability, and actively-at-work requirements under any welfare benefit plan of Parent or its Affiliates, including the Employer Entities after the Closing, in which Continuing Employees (and their eligible dependents) participate after the Closing Date occurs to be waived with respect to the Continuing Employees and their eligible dependents to the extent such conditions or limitations were waived or satisfied under the comparable Benefit Plan prior to the Effective Time, (ii) the amount of eligible expenses paid by each Continuing Employee and his or her eligible dependents during the portion of the plan year ending prior to participation in any welfare plans of Parent or its Affiliates, including the Employer Entities, after the Closing Date that were credited to co-payments, deductibles, maximum out-of-pocket co-insurance and similar expenses under the comparable Benefit Plans to be credited for purposes of satisfying the corresponding co-payments, deductibles, maximum out-of-pocket co-insurance and similar expenses under the comparable benefit plans of Parent and its Affiliates, including the Employer Entities, for the applicable plan year in which Continuing Employee and his or her dependents commence participation, and (iii) any of its (or its Affiliates’ including the Employer Entities after the Closing) employee benefit plans (including disability pay continuation plans but excluding the Excluded Benefits) in which the Continuing Employees are entitled to participate after the Closing to take into account for purposes of eligibility, level of benefits, vesting and solely for purposes of vacation and paid time-off, benefit accruals, service by such Continuing Employees with the Employer Entities or their predecessors, as reflected in the Company’s records, as if such service were with Parent, or any of Parent’s Affiliates, including the Employer Entities after the Closing, to the same extent and for the same purpose as such service was credited under a comparable Benefit Plan, in each case, except to the extent it would result in a duplication of compensation or benefits.

(c)            With respect to any bonus plans or arrangements in respect of any fiscal year or performance period that includes the Closing Date, the Parent shall cause the Surviving Corporation to pay bonuses to participants in such bonus plans or arrangements following the end of the fiscal year or performance period that includes the Closing Date, based upon actual performance achieved for the fiscal year or performance period, in accordance with the terms of such bonus plans or arrangements as in effect as of the Closing Date. The determination of actual performance for any such fiscal year or other performance period shall be made by the Surviving Corporation in good faith and consistent with the Company’s historical practices in determining performance-based compensation.

(d)            The Parties hereby acknowledge and agree that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of the Company and its Subsidiaries under the terms of the Benefit Plans.

(e)            Notwithstanding the foregoing, nothing contained in this Agreement shall (i) be treated as an establishment or amendment of any particular Benefit Plan or any other benefit or compensation plan, program, policy, agreement or arrangement, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit or compensation plans, programs, policies, agreements or arrangements or, after the Effective Time, any Benefit Plan, in each case, in accordance with their terms and applicable laws, (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment of any particular employee or (iv) create any third-party beneficiary rights, including for the benefit of any Service Provider, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to this Section 6.9 or any compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan that Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.10.            Expenses. If the Merger is not consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and any other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that (a) Parent shall be responsible for and pay the Reimbursement Obligations pursuant to Section 6.14(b) and (b) a Party responsible for paying any Company Termination Fee or Parent Termination Fee under Section 8.2(b) and Section 8.2(c), respectively, shall also be responsible for paying any Enforcement Costs pursuant to Section 8.2(d). The provisions of this Section 6.10 shall survive the Closing.

6.11.            Indemnification; Directors’ and Officers’ Insurance.

(a)            All rights to indemnification, advancement of expenses and exculpation by the Company or any of its Subsidiaries existing in favor of those Persons who are directors or officers of the Company or any of its Subsidiaries as of the date of this Agreement or have been directors or officers of the Company or any of its Subsidiaries in the past (each an “Indemnified Party” and collectively, the “Indemnified Parties”) for their acts and omissions occurring at or prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company or the organizational or governing documents of the applicable Subsidiary (in each case as in effect as of the date of this Agreement) and as provided in the written indemnification agreements between the Company or a Subsidiary and said Indemnified Persons in effect as of the date of this Agreement (as set forth on Section 6.11(a) of the Company Disclosure Schedule) and made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware or other applicable Laws for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6)-year period shall continue to be subject to this Section 6.11 and the rights provided under this Section 6.11 until disposition of such claim.

(b)            Subject to the last sentence of this Section 6.11(b), from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Laws, indemnify and hold harmless each Indemnified Person against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees and out-of-pocket expenses), judgments or fines and amounts paid in settlement incurred by such Indemnified Person as an officer or director of the Company or any of its Subsidiaries (or serving as a director, employee or agent of another Person at the request of the Company or any of its Subsidiaries) in connection with any pending or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, based on, arising out of or related to, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company or any of its Subsidiaries (or serving as a director, employee or agent of another Person at the request of the Company or any of its Subsidiaries) at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from and after the Effective Time until the sixth anniversary of the date on which the Effective Time occurs (but subject to the last sentence of this Section 6.11(b)), the Indemnifying Parties shall also, to the fullest extent permitted under applicable Laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.11(b) within 15 days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of any undertakings required under Delaware or other applicable Laws in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 6.11(b). All obligations to provide indemnification and advancement of expenses set forth in this Section 6.11(b) shall continue in effect for any pending or threatened claim, action, suit, proceeding or investigation initiated before the sixth (6th) anniversary of the Effective Time and shall not terminate until such pending or threatened claim, action, suit, proceeding or investigation concludes.

(c)            Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement (or, if no such policies are available from insurance carriers with such credit rating, from insurance carriers with the next-highest credit rating then capable of providing such policies) with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or principal of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that in no event shall the Company expend, and in no event shall Parent or the Surviving Corporation be required to expend, for such “tail” insurance policy an annual amount in excess of 300% of the annual premium paid by the Company for the policy period immediately preceding the date of this Agreement (such 300% amount, the “Maximum Premium”); provided, further, that if the amount of such “tail” insurance policy exceeds the Maximum Premium, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium.

(d)            The provisions of this Section 6.11 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each Indemnified Party (and the heirs, executors, trustees, administrators and personal representatives of each Indemnified Party) and nothing in this Agreement shall affect, and the rights of each Indemnified Party under this Section 6.11 shall be in addition to, any indemnification, advancement and exculpation rights that any such Indemnified Party may have under the certificates of incorporation or bylaws of the Company or any of its Subsidiaries or any Contract or applicable Law. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.11 shall not be terminated, amended, waived or otherwise modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party, unless required by applicable Law. The obligations of the Surviving Corporation, Parent, and their respective Subsidiaries pursuant to this Section 6.11 are joint and several. The rights of the Indemnified Parties pursuant to this Section 6.11 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws, (ii) the similar organizational documents of the Subsidiaries of the Company, (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries or (iv) applicable Law.

(e)            In the event that Parent or the Surviving Corporation or its Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers or otherwise disposes of at least 50% of its properties and assets to any other Person (whether by merger, consolidation, division, conversion, transfer, continuance, operation of law or otherwise), then in each case, proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.11.

6.12.            Stockholder Litigation. The Company shall promptly notify Parent of any stockholder litigation against it or any of its Representatives arising out of or relating to this Agreement, the Merger or any other transactions contemplated by this Agreement (including by providing copies of all litigation documents served on the Company) and shall keep Parent reasonably informed regarding any such stockholder litigation. Until the termination of this Agreement in accordance with ARTICLE VIII, the Company shall (a) provide Parent an opportunity to review and to propose comments to all filings or written responses to be made by the Company in connection with any stockholder litigation against the Company and its directors relating to any transaction contemplated by this Agreement and consult with Parent with respect to the defense, settlement or compromise of any such stockholder litigation, and the Company shall give reasonable and good-faith consideration to any comments proposed by Parent and (b) give Parent the opportunity to participate (but not to control), at Parent’s expense, in the defense, settlement or prosecution of any such stockholder litigation as it relates to claims against the Company or its Representatives. In no event shall the Company enter into or agree to any settlement with respect to such stockholder litigation without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in this Section 6.12, any Action relating to the Dissenting Shares will be governed by Section 4.2(f).

6.13.            Financing.

(a)            Each of Parent and Merger Sub shall use, and shall cause their respective Subsidiaries to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing contemplated by the Financing Letters on or prior to the Closing Date on the terms and subject to the conditions set forth in the Financing Letters (or on other terms that, with respect to conditionality, are the same as or are less than the conditions set forth in the Financing Letters, and, with respect to amount, are in an amount not below the Required Amount (“Acceptable Financing Terms”)), including using reasonable best efforts to: (i) maintain in effect the Financing Letters; (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject to the conditions set forth in the Debt Commitment Letter (or on Acceptable Financing Terms, without any Prohibited Financing Modification) (the “Definitive Debt Financing Agreements”); (iii) satisfy (or obtain a waiver of) all conditions applicable to (and within control of) Parent and Merger Sub in the Financing Letters and, to the extent entered into before the Closing, the Definitive Debt Financing Agreements; and (iv) upon the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, consummate the Financing pursuant to the Financing Letters (or on Acceptable Financing Terms, without any Prohibited Financing Modification).

(b)            Prior to the Closing, Parent and Merger Sub shall not, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed): (i) agree to or permit any termination of, or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Equity Commitment Letter; or (ii) agree to or permit any termination of, or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter or the Redacted Fee Letter if, in the case of this clause (ii), such termination, amendment, supplement, modification or waiver would (A) reduce the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the date of this Agreement unless the amount of the Equity Financing is increased by a corresponding amount) such that the aggregate amount of the Financing (after netting out original issue discount and similar premiums and charges provided under the Financing Letters), taken together with cash of the Company and its Subsidiaries that is available at the Effective Time, would be less than the amount required to pay the Required Amount, (B) impose new (or expand or otherwise adversely modify existing) conditions precedent to the availability of the Debt Financing, (C) materially and adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Debt Commitment Letter or (D) otherwise reasonably be expected to materially delay or prevent the Closing (the foregoing clauses (A) through (D), collectively, the “Prohibited Financing Modifications”). Parent shall promptly deliver to the Company copies of any written amendment, modification, supplement, consent or waiver to or under any Financing Letter promptly upon execution thereof.

(c)            Parent, upon written request of the Company, shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and, upon the Company’s reasonable request, provide to the Company substantially final drafts of, and prior to Closing, complete, correct and executed copies of, the material definitive documents for the Debt Financing. Parent and Merger Sub shall give the Company prompt notice: (i) of any material breach, default, termination, cancellation or repudiation under any of the Financing Letters of which Parent or Merger Sub become aware; and (ii) of the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing Source with respect to any actual or alleged (in writing) material breach, default, termination, cancellation or repudiation by any party to the Financing Letters and (iii) of the occurrence of any event or development that would reasonably be expected to materially and adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Debt Financing under the Financing Letters.

(d)            If all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter and such portion is necessary to fund the Required Amount, Parent shall promptly notify the Company in writing and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from the same or alternative sources in an amount sufficient to fund the Required Amount on Acceptable Financing Terms (“Alternative Debt Financing”). Nothing in this Section 6.13(d) shall require, and in no event shall the “reasonable best efforts” of Parent and Merger Sub be deemed or construed to require, Parent or Merger Sub to (i) seek or accept financing on terms, taken as a whole, that are materially less favorable to Parent and Merger Sub than those set forth in the Debt Commitment Letter as in effect on the date hereof, taken as a whole, or (ii) waive any term or condition of this Agreement. For purposes of this Agreement, references to: (A) the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified, supplemented or replaced by this Section 6.13 and any Alternative Debt Financing; (B) the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 6.13 and any commitment letter or other binding documentation with respect to any Alternative Debt Financing; and (C) “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 6.13 and any Alternative Debt Financing.

(e)            For the avoidance of doubt, compliance by Parent and Merger Sub with this Section 6.13 shall not relieve Parent or Merger Sub of their obligations to consummate the transactions whether or not the Financing is available.

6.14.            Cooperation with Debt Financing.

(a)            The Company shall use commercially reasonable efforts, and shall cause its Subsidiaries to use commercially reasonable efforts, and each of them shall use their commercially reasonable efforts to cause their respective Representatives, to provide such cooperation as is reasonably requested by Parent in connection with such financing arrangements as Parent may reasonably determine necessary or advisable in connection with the consummation of the Merger or the other transactions contemplated by this Agreement (including the Debt Financing). Such cooperation shall include the following:

(i)            providing information that is reasonably necessary for Parent’s ability to prepare and negotiate credit agreements, guarantees, pledge and security documents (and, in each case, the disclosure schedules and exhibits thereto), closing certificates, and similar documents in connection with such financing arrangements;

(ii)            (A) executing and delivering any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as Annex I to Exhibit C to the Debt Commitment Letter); (B) assisting Parent in obtaining environmental assessments, surveys and title insurance; (C) assisting with the provision of the insurance certificates and endorsements, provided that neither the Company nor its Subsidiaries shall be obligated to obtain additional insurance that is effective prior to the Effective Time; and (D) otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of such financing arrangements, in each case, solely to the extent reasonably necessary to consummate such financing;

(iii)            furnishing Parent with the Required Financing Information and such other information reasonably requested in connection with such financing arrangements;

(iv)            at the request of Parent, assisting with the migration, cash collateralization, backstopping, or other treatment determined by Parent of any letters of credit, bank guarantees, or similar instruments or arrangements of the Company and its Subsidiaries in connection with Closing, provided that any such actions may be planned prior to the Effective Time but shall not take effect prior to the Effective Time;

(v)            cooperating with providers of such financing arrangements in performing reasonable due diligence; and

(vi)            to the extent requested at least eight (8) Business Days prior to the Closing Date, promptly furnishing Parent and the providers of such financing arrangements at least three (3) Business Days prior to the Closing Date with all documentation and other information relating to the Company and its Subsidiaries that any lender providing or arranging such financing arrangements has determined is required by bank regulatory authorities under applicable "know-your-customer" and anti-money laundering rules and regulations, including the USA PATRIOT Act, and beneficial ownership Laws, including a beneficial ownership certification in relation to the Company, which certification shall be substantially similar to the form of Certification Regarding Beneficial Owners of Legal Entity Customers, published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association.

Notwithstanding the forgoing: (i) the effectiveness of documents or certificates in connection with such financing arrangements shall be conditioned upon the occurrence of the Closing and any execution of such documents prior to the Effective Time shall be held in escrow until the occurrence of the Effective Time and the Company’s authorization to release such executed documents from escrow and (ii) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees before the Closing Date; provided that: (A) in no event shall the Company or any of its Subsidiaries be required to provide any such cooperation to the extent it would, in such party’s reasonable judgment, cause (1) the failure of any closing condition set forth in Article VII to be satisfied or any material delay in the satisfaction of any such condition, (2) a breach of any representation, warranty, covenant or agreement in this Agreement, or (3) any unreasonable interference with the ongoing operations of the Company or its Subsidiaries; (B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives on account of such financing arrangements shall be effective until the Effective Time; (C) prior to the Effective Time, in no event shall the Company or any of its Subsidiaries be required to pay any commitment or other fee or any out-of-pocket expense (other than customary expenses in connection with the cooperation described in this Section 6.14, all of which shall be reimbursed by Parent pursuant to Section 6.14(b)), enter into any definitive agreement or agree to provide any indemnity in connection with the Financing before the Effective Time; (D) nothing in this Section 6.14 shall require any action that would materially conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents or any Laws or result in, before the Effective Time, the material contravention of any Material Contract to which the Company or its Subsidiaries is a party; (E) neither the Company nor its Subsidiaries nor any Person who is a director, officer or employee of the Company or its Subsidiaries (and who will not remain officers, directors or employees immediately after the Effective Time) shall be required to: (1) pass resolutions or consents; or (2) execute any document or Contract that will become effective before the occurrence of the Closing in connection with the Financing (other than any notices, certificates, opinions, payoff letters, release documentation or other agreements executed pursuant to Section 6.19); (F) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to provide access to, disclose or provide any information in connection with the Financing, which, in the reasonable judgment of the Company, is subject to attorney-client privilege, work product doctrine or other privilege applicable to such documents or information or would result in the disclosure of any trade secrets or the violation of any confidentiality obligation; provided that the Company or such Subsidiary shall use commercially reasonable efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, Company shall, to the extent permitted by such confidentiality obligations, notify Parent if any such information that Parent, Merger Sub or any Financing Source has specifically identified and requested is being withheld as a result of any such obligation of confidentiality; (G) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to: (1) deliver any financial statements not otherwise publicly available or to provide (a) any such additional financial information that is not customarily prepared by the Company or its Subsidiaries in the ordinary course of business or (b) any pro forma financial information or projections, or (2) issue any offering or information documents or provide or to deliver (other than pursuant to Section 6.19) any legal opinion in connection with such debt arrangements; and (H) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would cause any director, officer, employee or other Representative of the Company or any of its Subsidiaries or any stockholder of the Company to incur personal liability. The Company will use its commercially reasonable efforts, and will cause each of its Subsidiaries to use its respective commercially reasonable efforts, to update any Required Financing Information provided to Parent and providers of such financing arrangements as may be necessary so that such Required Financing Information (1) is Compliant and (2) meets the applicable requirements set forth in the definition of “Required Financing Information.” The Company will notify Parent if the Company obtains any Knowledge that any of the Required Financing Information or any other information provided pursuant to this Section 6.14 contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not materially misleading.

(b)            Parent shall: (x) promptly, upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including (A) reasonable and documented out-of-pocket attorneys’ fees and (B) reasonable and documented out-of-pocket fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.14 (the Parties understanding that the reimbursement set forth in this paragraph shall not apply to any fees, costs and expenses incurred by, or on behalf of, the Company in connection with its ordinary course financial reporting requirements); and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under this Section 6.14) and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of (i) the fraud or willful misconduct of the Company or any of its Subsidiaries, or, in each case, their respective Representatives as determined in a final, non-appealable judgment of a court of competent jurisdiction, (ii) the material breach of this Agreement by the Company or (iii) any information provided to Parent in writing by the Company or any of its Subsidiaries for inclusion in any materials relating to the Financing (the “Reimbursement Obligations”).

(c)            Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to Closing.

(d)            The parties hereto acknowledge and agree that, notwithstanding anything to the contrary herein, the Company’s obligations under this Section 6.14 shall be deemed satisfied unless (i) the Company or its Subsidiaries shall have materially breached their obligations under this Section 6.14 and (ii) such breach is the proximate cause of Parent being unable to obtain the proceeds of the Debt Financing at the Closing as a result of a failure of any condition to the availability of the Debt Financing (or Alternative Debt Financing, if applicable).

6.15.            Other Actions by the Company.

(a)            Takeover Laws. The Company, the Company Board and the Company Special Committee shall (i) take all actions necessary or appropriate so that no Takeover Law or restriction on “business combinations” (as defined in Article IX of the certificate of incorporation of the Company) in ARTICLE IX of the certificate of incorporation of the Company is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement; (ii) not take any action that would cause any Takeover Law or restrictions on “business combinations” (as defined in Article IX of the certificate of incorporation of the Company) in ARTICLE IX of the certificate of incorporation of the Company to become applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement; and (iii) if the restrictions of any Takeover Law or the restrictions on “business combinations” (as defined in Article IX of the certificate of incorporation of the Company) in ARTICLE IX of the certificate of incorporation of the Company become applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, the Company, the Company Board and the Company Special Committee shall take all actions necessary or appropriate so that the Merger or such other transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effects of such Law or provision of the Company’s certificate of incorporation.

(b)            Section 16 Matters. The Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

(c)            Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the transactions contemplated by this Agreement (including enforcement of its rights under this Agreement).

6.16.            Obligations of Parent.

(a)            Prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person to obtain any equity interests (or rights to obtain any equity interests) in Parent, except (i) as would not reasonably be expected to have a Parent Material Adverse Effect or (ii) as provided on Section 6.16(a) of the Parent Disclosure Schedule.

(b)            Parent hereby (i) guarantees the due, prompt and faithful payment performance and discharge by Merger Sub of, and compliance by Merger Sub with, all of the covenants and agreements of Merger Sub under this Agreement and (ii) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Merger Sub and the Surviving Corporation hereunder.

6.17.            FIRPTA Certificate and IRS Form. At or prior to the Closing, the Company shall deliver to Parent and Merger Sub a certificate and IRS notice in form and substance required under Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c) stating that the Company is not and has not been during the relevant period a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code. The Company hereby authorizes Parent to deliver such certificate and notice to the IRS on behalf of the Company upon the Closing. Notwithstanding anything to the contrary in this Agreement, (a) a breach of the obligations of the Company under this Section 6.17 will not be taken into account for purposes of determining whether any conditions set forth in ARTICLE VII have been satisfied and (b) Parent’s and Merger Sub’s sole recourse in the event of the breach of the obligations of the Company under this Section 6.17 will be to deduct or withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to this Agreement as provided in Section 4.2(g).

6.18.            Notification of Certain Matters.

(a)            During the Pre-Closing Period, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) or Section 7.2(c) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of the Company that is set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement.

(b)            During the Pre-Closing Period, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub that is set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement.

(c)            Notwithstanding anything to the contrary in this Agreement, a breach of the obligations of the Company or Parent under this Section 6.18 will not be taken into account for purposes of determining whether any conditions set forth in ARTICLE VII have been satisfied.

6.19.            Treatment of Company Indebtedness.

(a)            Unless otherwise directed by Parent, the Company shall (and shall cause its Subsidiaries to) deliver all notices and take all other actions required to facilitate at the Effective Time the termination of all commitments outstanding under the Existing Credit Document, the repayment in full of all obligations outstanding thereunder, the release of all Liens securing such obligations, and the release of all guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company shall, and shall cause its Subsidiaries to, (A) use commercially reasonable efforts to deliver to Parent at least five (5) Business Days prior to the Closing Date, a draft payoff letter and draft related release documentation and (B) deliver to Parent at least one (1) Business Day prior to the Closing Date, an executed payoff letter and executed related release documentation, in each case, with respect to the Existing Credit Document (the “Payoff Letter”) in form and substance customary for transactions of this type, from the agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that all guarantees and Liens granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the Payoff Letter at the Effective Time, be released and terminated.

(b)            Prior to the Effective Time, at Parent’s written request, the Company shall deliver any notices and documents and take all other actions that may be required under the terms of the Backstop Notes Indenture or under applicable Law, including in connection with transactions contemplated by this Agreement (including the consummation of the Merger); provided that the Company (or the applicable Subsidiary thereof) shall deliver a copy of any such notice or other document to Parent at least three (3) Business Days prior to delivering or entering into such notice or other document in accordance with the terms of the Backstop Notes Indenture (and the Company shall consider in good faith comments of Parent and its counsel thereon).

(c)            Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, take all necessary actions to ensure compliance with the Backstop Notes and the Backstop Notes Indenture. In furtherance of the foregoing, and in addition to the Company’s obligations under Section 6.19(b), within the time periods required by the terms of the Backstop Notes Indenture, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent, at Parent’s request, by executing and delivering to the trustee under the Backstop Notes Indenture (i) one or more supplemental indentures to the Backstop Notes Indenture in connection with the transactions contemplated by this Agreement (including the consummation of the Merger), as and to the extent required by the terms of the Backstop Notes Indenture, and (ii) one or more Officer’s Certificates and Opinions of Counsel (as such terms are defined in the Backstop Notes Indenture) and any other related documentation required by the Backstop Notes Indenture in connection with any such supplemental indenture or otherwise in connection with the transactions contemplated by this Agreement (including consummation of the Merger). Parent and its counsel will be responsible for preparing any such supplemental indenture.

(d)            Notwithstanding anything to the contrary in the foregoing, the Company and its Subsidiaries shall not be required to (i) execute and deliver any supplemental indenture, Officer’s Certificate or Opinion of Counsel under this Section 6.18, the effectiveness of which is not conditioned upon consummation of the Merger or (ii) pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the actions contemplated by this Section 6.19 or be required to take any action that would subject it to actual or potential liability, bear any cost or expense or make any other payment or agree to provide any indemnity in connection with such actions, in each case prior to, or that is not conditioned upon the occurrence of, the Closing.

6.20.            Rollover. From and after the date hereof until the fifteenth (15th) Business Day after the date hereof, Parent and its Affiliates shall be permitted to discuss with any direct or indirect holder of Common Stock and/or Company Warrants (including employees of the Company and its Subsidiaries) potential rollover or reinvestment arrangements (and to negotiate the terms of, and enter into definitive arrangements regarding, the same, which shall be in substantially the form attached hereto as Exhibit C) (such definitive arrangements shall be “Additional Rollover Agreements” and such holders who execute such Additional Rollover Agreements shall constitute “Additional Rollover Stockholders”); provided that Additional Rollover Stockholders shall not, in the aggregate, hold more than 2,500,000 shares of Common Stock on an as-converted basis; provided, further, that neither Parent nor any Affiliate thereof nor the Company shall enter into, any Additional Rollover Agreement that would, or be reasonably likely to (a) result in a filing required by Antitrust Laws or any other filing with a Governmental Authority that would not otherwise have been required absent such Additional Rollover Agreement, or (b) result in the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.1(d) not being satisfied on or prior to the Outside Date.

ARTICLE VII
Conditions

7.1.            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver (except with respect to Section 7.1(a), which shall not be waivable) at or prior to the Closing of each of the following conditions:

(a)            Requisite Company Stockholder Approval. The Requisite Company Stockholder Approval shall have been obtained.

(b)            Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and the approvals, clearances or expirations of waiting periods under the other Antitrust Laws set forth on Section 7.1(b) of the Company Disclosure Schedule shall have been obtained or deemed obtained as a result of the expiry of applicable waiting periods.

(c)            Laws or Orders. No court or other Governmental Authority of competent jurisdiction shall have enacted, announced, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) (collectively, an “Order”) that is then in effect and that restrains, enjoins, renders illegal or otherwise prohibits consummation of the Merger.

(d)            CFIUS Approval. (i) The Parties shall have received written notice from CFIUS stating that: (A) CFIUS has concluded that the consummation of the Merger and the other transactions contemplated by this Agreement, as contemplated by this Agreement, are not “covered transactions” and not subject to review under the DPA; or (B) CFIUS has concluded a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the Merger and the other transactions contemplated by this Agreement and has concluded that there are no unresolved national security concerns, and has therefore terminated all action under the DPA; or (ii) if CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision, then (1) the President has announced a decision not to take any action to suspend or prohibit the Merger or the other transactions contemplated by this Agreement, or (2) having received a report from CFIUS requesting the President’s decision, the President has not taken any action to suspend or prohibit the Merger or the other transactions contemplated by this Agreement after 15 days from the date the President received such report from CFIUS (“CFIUS Approval”).

7.2.            Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)            Representations and Warranties. (i) The representation and warranty of the Company set forth in Section 5.1(b)(i) (Capital Structure), Section 5.1(g)(ii) (Absence of Material Adverse Effect) and Section 5.1(m) (Takeover Statutes) shall be true and correct as of date hereof and as of the Closing Date as though made as of such date; (ii) each of the representations and warranties of the Company set forth in Section 5.1(b)(iv) and Section 5.1(b)(v) (Capital Structure) shall be true and correct as of the date hereof and as of the Closing Date as though made as of such date (except to the extent that any such representation or warranty expressly speaks as of a particular date or period of time, in which case as of such particular date or period of time), except for any inaccuracies that would result in no more than a de minimis increase in the aggregate amount of the Merger Consideration; (iii) each of the representations and warranties of the Company set forth in the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.1(b)(ii) (Capital Structure), the first sentence of Section 5.1(b)(iii) (Capital Structure), Section 5.1(c) (Corporate Authority; Approval and Fairness), and Section 5.1(t) (Brokers and Finders) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made as of such date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iv) the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of such date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failures of such representations and warranties to be so true and correct (without giving effect to any materiality limitations, such as “material,” “in all material respects” and “Material Adverse Effect” set forth therein) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)            No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(d)            Company Closing Certificate. Parent and Merger Sub shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied.

7.3.            Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality” and words of similar import set forth therein) as of the date hereof and as of the Closing Date as though made as of such date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)            Parent Closing Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

ARTICLE VIII
Termination

8.1.            Termination. This Agreement may be terminated and the Merger and any other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or (subject to the terms hereof) after receipt of the Requisite Company Stockholder Approval:

(a)            by mutual written consent of the Company (upon approval of or prior favorable recommendation by the Company Special Committee) and Parent;

(b)            by either Parent or the Company (upon approval of or prior favorable recommendation by the Company Special Committee) if the Merger shall not have been consummated on or before August 26, 2026 (the “Outside Date”); provided, however, that if, prior to the Outside Date, all of the conditions to the Closing set forth in ARTICLE VII have been satisfied or waived, as applicable, or for conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied (except for any condition set forth in Section 7.1(b) (Regulatory Approvals), Section 7.1(c) (No Orders), or Section 7.1(d) (CFIUS Approval)), then the Outside Date shall automatically be extended to November 27, 2026 (and if so extended, such later date being the Outside Date); provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the failure of the Merger to be consummated by such time (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of this provision);

(c)            by either Parent or the Company (upon approval of or prior favorable recommendation by the Company Special Committee), if the Company Stockholders Meeting (as it may be postponed, recessed or adjourned in accordance with this Agreement) shall have concluded and the Requisite Company Stockholder Approval shall not have been obtained at such meeting; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the failure to obtain the Requisite Company Stockholder Approval (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of this provision);

(d)            by either Parent or the Company (upon approval of or prior favorable recommendation by the Company Special Committee), if any court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated or entered any Order that permanently restrains, enjoins, renders illegal or otherwise permanently prohibits consummation of the Merger and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of such Order (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of this provision);

(e)            by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement such that any condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by Parent to the Company describing such breach in reasonable detail and stating Parent’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to Parent if at the time of such termination the Company would be entitled to terminate this Agreement pursuant to Section 8.1(f);

(f)            by the Company (upon approval of or prior favorable recommendation by the Company Special Committee) if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement such that any condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by the Company to the breaching Party describing such breach in reasonable detail and stating the Company’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to the Company if at the time of such termination Parent would be entitled to terminate this Agreement pursuant to Section 8.1(e);

(g)            by Parent, if the Company or any of its Subsidiaries has entered into any Alternative Acquisition Agreement or, prior to the time the Requisite Company Stockholder Approval is obtained and whether or not the Company is in compliance with Section 6.2, if a Change of Recommendation shall have been made or occurred;

(h)            by the Company (upon approval of or prior favorable recommendation by the Company Special Committee) prior to the time the Requisite Company Stockholder Approval is obtained, in connection with entering into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.2(e)(i); provided that prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee due to Parent in accordance with Section 8.2(b)(iii); or

(i)            by the Company (upon approval of or prior favorable recommendation by the Company Special Committee), at any time before the Effective Time, if: (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been, and continue to be, satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being and would be satisfied at the Closing) or, to the extent permitted by Law, waived; (B) Parent and Merger Sub shall have failed to consummate the Merger by the time the Closing was required to occur under Section 1.2; (C) the Company has irrevocably notified Parent in writing that, the Company stands ready, willing and able to consummate the Merger on the date such notice is delivered and through the end of the next succeeding three Business Days and, if Parent and Merger Sub are ready, willing and able to consummate the Merger, it will consummate the Merger; and (D) the Merger shall not have been consummated by the end of the third Business Day following receipt of such notice, it being understood that the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(i) if Parent has the valid right to terminate this Agreement pursuant to Section 8.1(e).

8.2.            Effect of Termination and Abandonment.

(a)            The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated. Except to the extent provided in this Section 8.2, in the event of termination of this Agreement in accordance with Section 8.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided that (i) the provisions set forth in this Section 8.2 and Article IX (other than Section 9.5(b)) shall survive the termination of this Agreement. and (ii) the Confidentiality Agreement shall survive the termination of this Agreement and remain in full force and effect in accordance with its terms. Notwithstanding the previous sentence, nothing in this Agreement will relieve any Party from any liability for damages resulting from any fraud or Willful Breach of this Agreement prior to the termination of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement and the Guaranty, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

(b)            Subject to Section 8.2(e), in the event that this Agreement is terminated:

(i)            (A) (1) by either the Company or Parent pursuant to Section 8.1(b) (Outside Date), (2) by either the Company or Parent pursuant to Section 8.1(c) (Requisite Company Stockholder Approval Not Obtained) or (3) by Parent pursuant to Section 8.1(e) (Company Breach) following a breach by the Company of Section 6.2 (Acquisition Proposals; Change in Recommendation), Section 6.3 (Proxy Statement Filing), Section 6.4 (Company Stockholders Meeting) or Section 6.5 (Efforts);

(B)            a bona fide Acquisition Proposal shall have been made publicly (or otherwise become publicly known) or announced or confidentially made to the Company or the Company Board which Acquisition Proposal has not been irrevocably withdrawn at least four Business Days prior to the Company Stockholders Meeting or prior to (1) the Outside Date (in the case of clause (A)(1) above), (2) the Company Stockholders Meeting (in the case of clause (A)(2) above) and (3) the applicable breach (in the case of clause (A)(3) above); and

(C)            within 12 months after such termination, the Company shall have consummated a transaction contemplated by an Acquisition Proposal or shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal that is subsequently consummated; provided that, for purposes of this Section 8.2(b)(i)(C), the references to “25 percent or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than 50 percent”;

(ii)            by Parent pursuant to Section 8.1(g) (Change of Recommendation) (or at the time this Agreement is terminated under any section, Parent had the right to terminate this Agreement pursuant to Section 8.1(g) (Change of Recommendation)); or

(iii)            by the Company pursuant to Section 8.1(h) (Superior Proposal); then, (1) in the case of Section 8.2(b)(i), substantially concurrently with consummation of or entry into an agreement with respect to such Acquisition Proposal, (2) in the case of Section 8.2(b)(ii), within two Business Days after termination of this Agreement and (3) in the case of Section 8.2(b)(iii), substantially concurrently with termination of this Agreement, the Company shall pay or cause to be paid a termination fee of $7,209,571 (the “Company Termination Fee”) to Parent by wire transfer of immediately available funds to an account designated in writing by Parent.

(c)            If this Agreement is terminated pursuant to Section 8.1(f) (Parent or Merger Sub Breach) or Section 8.1(i) (Parent and Merger Sub Failure to Close) or Parent shall terminate this Agreement pursuant to Section 8.1(c) (Requisite Company Stockholder Approval Not Obtained) and at such time the Company could have validly terminated this Agreement pursuant to Section 8.1(f), (Parent or Merger Sub Breach), then Parent shall promptly (and in any event within five Business Days) after termination of this Agreement pay to the Company $12,000,000 in cash (the “Parent Termination Fee”) by wire transfer of immediately available funds in accordance with the payment instructions that have been provided to Parent by the Company as of the date hereof, or as provided or further updated by written notice by the Company from time to time.

(d)            Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would have entered into this Agreement; accordingly, if any Party fails to timely pay the other Party any amount due pursuant to Section 8.2(b) or Section 8.2(c), and, to obtain such payment, such other Party commences a suit that results in a judgment against the failing Party, the failing Party shall pay to such other Party its reasonable, documented and out-of-pocket costs and expenses (including the reasonable, documented and out-of-pocket attorneys’ fees of outside counsel, provided, that, in no event shall attorneys’ fees that are based on a contingency fee, “success” fee or any other type of fee arrangement that is dependent on the outcome of the proceedings be deemed to constitute reasonable, documented and out-of-pocket attorneys’ fees) in connection with such suit, together with interest thereon compounded annually at the prime rate as published in The Wall Street Journal (or if not reported therein, as reported in another authoritative source reasonably selected by the owed Party) in effect on the date such termination fee was required to be paid from such date through the date of full payment thereof (any such amounts of costs, expenses and interest, the “Enforcement Costs”); provided, that in no event shall any Party be required to pay Enforcement Costs in an aggregate amount exceeding $3,500,000.

(e)            Limitations on Remedies.

(i)            In no event shall the Company be required to pay a Company Termination Fee or Parent be required to pay the Parent Termination Fee on more than one occasion.

(ii)            If this Agreement is validly terminated pursuant to Section 8.1, in circumstances where the Company Termination Fee (if any) is paid pursuant to and in accordance with Section 8.2(b), Parent and Merger Sub’s receipt of the Company Termination Fee, and any Enforcement Costs pursuant to and in accordance with Section 8.2(d), shall be the sole and exclusive remedies of Parent, Merger Sub and their respective Related Parties against the Company and its Related Parties pursuant to this Agreement and the transactions contemplated hereby (other than in respect of fraud or Willful Breach), including for any loss or monetary damages suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger or any other transactions contemplated by this Agreement to be consummated (other than in respect of fraud or Willful Breach). Other than the obligations of the Company under this Agreement and the Confidentiality Agreement, in no event will the Company or any Company Related Party or any other Person have any liability for monetary damages to Parent or any other Person relating to or arising out of this Agreement or the Merger.

(iii)            If this Agreement is validly terminated pursuant to Section 8.1, in circumstances where the Parent Termination Fee (if any) is paid pursuant to and in accordance with Section 8.2(c), the Company’s receipt of the Parent Termination Fee, any Enforcement Costs pursuant to and in accordance with Section 8.2(d), and any Reimbursement Obligations pursuant to Section 6.14(b), shall be the sole and exclusive remedies of the Company and its respective Related Parties against Parent, Merger Sub and their Related Parties pursuant to this Agreement and the transactions contemplated hereby (other than in respect of fraud or Willful Breach), including for any loss or monetary damages suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger or any other transactions contemplated by this Agreement to be consummated (other than in respect of fraud or Willful Breach).

(f)            Each of the Parties acknowledges and agrees that the Company Termination Fee and the Parent Termination Fee are not intended to be penalties, but rather are liquidated damages in a reasonable amount that will compensate a Party in the circumstances in which such fee is due and payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and any other transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(g)            Following the termination of this Agreement in accordance with this ARTICLE VIII, Parent shall reimburse the Company as and to the extent provided by the Reimbursement Obligations (if any) and any reimbursable costs related to the Proxy Statement pursuant to Section 6.10.

(h)            Notwithstanding anything to the contrary in Section 8.2(e)(iii), it is agreed that Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.5, except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.5 (and, if the Company elects, doing so concurrently with seeking monetary damages and/or payment of the Parent Termination Fee), under no circumstances will the Company be permitted or entitled to receive both specific performance of the type contemplated by Section 9.5, on the one hand, and payment of the Parent Termination Fee and Reimbursement Obligations as and when due, pursuant to this Section 8.2, on the other hand.

ARTICLE IX
Miscellaneous and General

9.1.            Survival. The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall not survive the Closing except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

9.2.            Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided that after the receipt of the Requisite Company Stockholder Approval, no amendment shall be made that by applicable Law requires further approval by the holders of shares of Company Stock without obtaining such further approval.

9.3.            Waiver. Other than Section 7.1, the conditions to each of the respective Parties’ obligations to consummate the Merger and any other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law (except to the extent specifically provided otherwise in Section 8.2).

9.4.            Counterparts. This Agreement and any amendments to this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

9.5.            Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a)            This Agreement and any claim, cause of action or Action (whether at law, in contract or in tort) that may directly or indirectly be based upon, relate to or arise out of this Agreement or any transaction contemplated hereby, or the negotiation, execution or performance hereunder shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties (i) irrevocably and unconditionally submits to the personal jurisdiction and exclusive venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, solely if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, solely if jurisdiction is not then available in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware, then the Complex Commercial Litigation Division of the Superior Court of the State of Delaware) (the “Chosen Courts”), in the event of any claim, action or proceeding between the Parties (whether in contract, tort or otherwise) arises out of or relating to this Agreement or the transactions contemplated hereby, (ii) expressly waives any claim of lack of personal jurisdiction or improper venue and any claims that such courts are an inconvenient forum with respect to such a claim and (iii) agrees that it shall not bring any claim, action or proceeding against any other Parties arising out of or relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts and that a final judgment in any legal proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law, and (iv) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Chosen Courts. Each Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 9.6, such service to become effective 10 days after such mailing. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION OR PROCEEDING (WHETHER IN CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY LEGAL ACTION AGAINST ANY FINANCING SOURCE ARISING OUT OF OR RELATED TO THE DEBT FINANCING. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5, (1) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, AND (2) MAKES THIS WAIVER VOLUNTARILY. Notwithstanding anything to the contrary in this Agreement, each Party expressly and irrevocably agrees that any action (whether at law, in contract or in tort) to which any Financing Source is party arising out of or in any way relating to the transactions contemplated hereby shall be brought exclusively in the Supreme Court of New York, County of New York (unless the Supreme Court of the State of New York, County of New York declines to accept jurisdiction over a particular matter, in which case, the United States District Court for the Southern District of New York) (together with the appellate courts thereof, the “New York Courts”), and each of the Parties hereby submits to the exclusive jurisdiction of the New York Courts for the purpose of any such action. Each Party irrevocably and unconditionally agrees not to assert (i) any objection which it may ever have to the laying of venue of any such litigation in any New York Court, (ii) any claim that any such action brought in any New York Court has been brought in an inconvenient form and (iii) any claim that any New York Court does not have jurisdiction with respect to such action.

(b)            The Parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach or threaten to breach any such provisions. It is accordingly agreed that, at any time prior to the valid termination of this Agreement pursuant to ARTICLE VIII, subject to the limitations set forth therein and in this Section 9.5, the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement in any court referred to in Section 9.5(a) without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable or not appropriate on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Under no circumstances will Parent or the Company be permitted or entitled to receive both specific performance that results in the occurrence of the Closing and any monetary damages.

(c)            Notwithstanding anything in this Agreement to the contrary, and subject in all respects to this Section 9.5(c), it is acknowledged and agreed that Parent has a right to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letters, and such right of Parent, and the right of the Company to specific performance in connection with enforcing such the Equity Commitment Letter and the obligation of Parent and Merger Sub to consummate the Closing, will be subject to the requirements that (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Closing each of which is capable of being and shall be satisfied at the Closing), or, to the extent permitted by Law, waived, (ii) the Debt Financing has been funded or will be funded in full at the Closing if the Equity Financing is funded at the Closing, (iii) the Company has irrevocably notified Parent in writing that (x) all conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing each of which is capable of being and shall be satisfied at the Closing) or, to the extent permitted by Law, waived, and (y) the Company stands ready, willing and able to consummate the Merger if the Equity Financing were funded, and (iv) the Merger has not been consummated within three (3) Business Days of the occurrence of the foregoing. In no event will the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded or to consummate the Merger if the Debt Financing would not be funded in full at the Closing substantially concurrently with the funding of the Equity Financing.

(d)            Notwithstanding anything to the contrary in this Agreement or any other agreement entered into in connection with this Agreement, without limiting the Company’s right to obtain specific performance in accordance with Section 9.5(a) through Section 9.5(c), the maximum aggregate liability, whether in equity or at law, in Contract, in tort or otherwise, of the applicable Parent Related Parties (as provided in Section 9.14) collectively (including the Parent Termination Fee and monetary damages for breach of this Agreement) (i) under this Agreement or any other agreement entered into in connection with this Agreement; (ii) in connection with the failure of the transactions contemplated hereby (including the Financing) or under the or other agreements entered into in connection with this Agreement to be consummated; or (iii) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other agreement entered into in connection with this Agreement, will not exceed under any circumstances, including with respect to the Parent Termination Fee, if any, due and owing to the Company or damages sought by the Company for any fraud or Willful Breach, (A) an amount equal to exceed $15,000,000, plus (B) the amount, if any, of Enforcement Costs due and owing under Section 8.2(d) not to exceed $3,500,000, plus the amount, if any, of Reimbursement Obligations due and owing (collectively, the “Maximum Liability Amount”). In no event shall the maximum aggregate liability of the applicable Parent Related Parties (as provided in Section 9.14) exceed the Maximum Liability Amount; and in no event will the Company, its Affiliates or any of the foregoing’s respective Representatives seek, directly or indirectly, to recover against or compel payment from Parent’s Related Parties or any non-recourse party, seek directly or indirectly to recover or compel payment of, any damages or other payments whatsoever in excess of the Maximum Liability Amount.

9.6.            Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Parties to this Agreement shall be in writing and (a) served by personal delivery by hand upon the Party for whom it is intended, (b) served by an internationally-recognized overnight courier service upon the Party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested or (d) sent by email:

If to Parent or Merger Sub:

c/o Searchlight Capital Partners, L.P.

745 Fifth Avenue, 27th Floor

New York, New York 10151

Attention:         Nadir Nurmohamed

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:         Steven A. Cohen

If to the Company:

KORE Group Holdings, Inc.
1155 Perimeter Center West, 11th Floor
Atlanta, GA 30338
Attention: Jack W. Kennedy Jr.; Anthony Bellomo

with a copy to (which shall not constitute notice):

Troutman Pepper Locke LLP
600 Peachtree Street NE, Suite 3000
Atlanta, Georgia 30308
Attention: Paul Davis Fancher; Coburn R. Beck

If to the Company Special Committee:

KORE Group Holdings, Inc.
1155 Perimeter Center West, 11th Floor
Atlanta, GA 30338
Attention: Jack W. Kennedy Jr.; Anthony Bellomo

with a copy to (which shall not constitute notice):

Richards, Layton & Finger, P.A.
920 N. King Street
Wilmington, Delaware 19801
Attention: Michael D. Allen; Robert B. Greco

or to such other Person or addressees as has or have been designated in writing by the Party to receive such notice provided above. Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving Party (w) upon actual receipt, if delivered personally, (x) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, (y) three Business Days after deposit in the mail, if sent by registered or certified mail or (z) when transmitted by email (so long as no notice of failure of delivery is received by the sender). Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 9.6. Rejection or other refusal to accept, or the inability to deliver because of changed address or other details of which no notice is given, will be deemed to be receipt of any notice pursuant to this Section 9.6 as of the date of rejection, refusal or inability to deliver.

9.7.            Entire Agreement. This Agreement (including any exhibits, annexes and schedules hereto, but excluding all disclosure letters, disclosure schedules or similar documents or instruments to be delivered in connection with this Agreement that modify, supplement, qualify, or make exceptions to representations, warranties, covenants or conditions contained in this Agreement (which shall not be deemed part of this Agreement for purposes of any provision of the DGCL, but which shall have the effects provided in this Agreement)), the Confidentiality Agreement and the documents and other agreements among the Parties, or any of them, as contemplated by or referred to herein, including the Company Disclosure Schedule, the Parent Disclosure Schedule, the Voting Agreement, the Rollover Agreements, the Additional Rollover Agreements, the Financing Letters and the Guaranty, together with each other agreement entered into by or among any of the Parties as of the date of this Agreement, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof.

9.8.            No Third-Party Beneficiaries. Except as provided in this Section 9.8, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided that if, and only if, the Effective Time occurs, (a) the holders of shares of Company Stock and the holders of Company Warrants, Company RSUs and Company Cash Awards shall be third-party beneficiaries of, and entitled to rely on, the provisions of ARTICLE IV (Effect of the Merger; Exchange of Shares) and (b) the Indemnified Parties shall be third-party beneficiaries of, and entitled to rely on, Section 6.11 (Indemnification; Directors’ and Officers’ Insurance). The Parties further agree that the rights of third-party beneficiaries under the first proviso of this Section 9.8 shall not arise unless and until the Effective Time occurs. Notwithstanding anything in this Agreement to the contrary, (a) the provisions of Section 8.2(e)(i) and Section 8.2(e)(ii) will inure to the benefit of the Company Related Parties, each of whom are intended to be third-party beneficiaries thereof (it being understood and agreed that the provisions of such Section will be enforceable by the Company Related Parties), (b) the provisions of Section 8.2(e)(i) and Section 8.2(e)(iii) will inure to the benefit of the Parent Related Parties, each of whom are intended to be third-party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Parent Related Parties), and (c) subject to Section 8.2 (if this Agreement has been terminated pursuant to Section 8.1) and the last sentence of this Section 9.8, the Company shall have the right to recover, in accordance with Section 261(a)(1) of the DGCL, to the extent proven, any damages based on loss of the economic benefit of the bargain of the transactions contemplated by this Agreement to the stockholders of the Company and holders of Company Warrants, Company RSUs and Company Cash Awards (taking into consideration other transaction opportunities available to the Company). Notwithstanding anything herein to the contrary, the rights granted pursuant to clause (c) of the preceding sentence of this Section 9.8 with respect to the recovery of damages based on the loss of the economic benefit of the bargain of the transactions contemplated by this Agreement to the stockholders of the Company (taking into consideration other transaction opportunities available to the Company) shall only be enforceable by the Company, and not by the stockholders or other securityholders of the Company, and the Company shall be entitled to retain the amount of any such payment so received.

9.9.            Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10.            Definitions. Capitalized terms used in this Agreement have the meanings specified in Annex A.

9.11.            Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12.            Interpretation; Construction.

(a)            The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.

(b)            If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or Article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if,” any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in any representation or warranty in this Agreement shall mean such Law as in effect as of the date of this Agreement (or if such representation or warranty expressly speaks as of a particular date or period of time, then as of such particular date or period of time). References to “$” and “dollars” are to the currency of the United States of America. Each reference to a “wholly-owned Subsidiary” or “wholly-owned Subsidiaries” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by Law or regulation to be held by a director or nominee). The terms “provided to” or “made available to,” with respect to documents required to be provided by the Company to Parent or Merger Sub, include documents filed or furnished by the Company with the SEC or in the virtual data room titled “Project Kona” located at Datasite at least 24 hours prior to the date hereof. The word “or” shall not be exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” “Writing,” “written” and comparable terms refer to printing, typing, and other means of reproducing in a visible form. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

(c)            The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.13.            Successors and Assigns. No Party may assign either this Agreement or any of its rights, interests or obligations under this Agreement without the prior written approval of the other Parties. This Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment, to the extent permitted hereunder, by any Party will relieve such Party of any of its obligations under this Agreement. Any purported assignment in violation of this Agreement is void.

9.14.            No Recourse. In no event will the Company, whether prior to or after termination of this Agreement, seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any other Person be entitled to seek or obtain, any monetary recovery or monetary award of any kind (including consequential, special, indirect or punitive damages) against any Parent Related Party with respect to this Agreement, the Equity Commitment Letter or the Guaranty or the transactions contemplated hereby and thereby (including any breach by Guarantors, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, except, in each case, for claims that the Company may assert (a) against any Person that is a party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement; (b) against Parent or Merger Sub to the extent expressly provided for in this Agreement, the Guaranty or the Equity Commitment Letter, (c) against Guarantors to the extent expressly provided for in this Agreement, the Guaranty or the Equity Commitment Letter or (d) against any Person that is a party to, and solely pursuant to the terms and conditions of, the Voting Agreement. Notwithstanding anything to the contrary in this Agreement, no Affiliate of any party hereto or of any party to the Guaranty or any former, current or future officers, employees, directors, partners, shareholders, equity holders, managers, members, clients, attorneys, agents, advisors or other Representatives of any party hereto or of any party to the Guaranties or the Equity Commitment Letter or of any such Affiliate (each, a “Non-Recourse Party”) shall have any Liability for any Liabilities of any party hereto under this Agreement or for any claim or proceeding (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) based on, in respect of or by reason of the transactions contemplated by this Agreement (including in respect of any written or oral representation made or alleged to be made in connection herewith), the termination of this Agreement (or any matter forming the basis for such termination), the failure to consummate the Merger or the other transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure. Notwithstanding anything to the contrary in this Agreement or any other agreement referenced herein but subject to Section 9.8, no Party hereto will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement, any other agreement referenced herein or the transactions contemplated by this Agreement, or the termination or abandonment of any of the foregoing.

9.15.            Necessary Further Actions. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest in the Surviving Corporation the full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

9.16.            Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement or the Debt Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any Definitive Debt Financing Agreements that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Sources in any way arising out of or relating to, this Agreement or the Debt Financing, (d) agrees that none of the Financing Sources shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement or the Debt Financing (subject to the last sentence of this Section 9.17) and (e) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.17 and that this Section 9.17 may not be amended in a manner materially adverse to the Financing Sources without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 9.17 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Financing Source’s obligations to Parent under the Debt Commitment Letter or the rights of the Company and its Subsidiaries against the Financing Sources with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

KONA PARENT, L.P.

By: KONA Parent GP, LLC, its general partner

By:	/s/Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

KONA MERGER SUB CO.

By:	/s/Andrew Frey
Name:	Andrew Frey
Title:	Chief Executive Officer, Secretary

KORE GROUP HOLDINGS, INC.

By:	/s/Ronald Totton
Name:	Ronald Totton
Title:	President and Chief Executive Officer

ANNEX A
DEFINED TERMS

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (a) in effect as of the date hereof; or (b) executed, delivered and effective after the date hereof, in either case (i) containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receive non-public information of or with respect to the Company to keep such information confidential (subject to customary exceptions), (ii) other than with respect to any immaterial provisions, containing confidentiality provisions not less favorable to the Company in any material respect than the terms of the Confidentiality Agreements and (iii) that does not (A) prohibit the Company from providing any information to Parent in accordance with, or otherwise complying with Section 6.2 or (B) provide for the reimbursement by the Company or any of its Subsidiaries of any of the counterparty’s costs or expenses.

“Acquisition Proposal” means any proposal or offer from a Third Person relating to any transaction or series of related transactions that, if consummated, would result in (a) a direct or indirect purchase or acquisition by a Third Person of the assets of the Company constituting 25 percent or more of the consolidated net revenues, net income or total assets (including equity securities of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole; (b) any direct or indirect purchase or acquisition by a Third Person of beneficial ownership of 25 percent or more of the total outstanding voting power of the Company; or (c) a direct or indirect merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or other similar transaction involving the Company pursuant to which such Third Person (or its equityholders) would hold securities representing 25 percent or more of the total outstanding voting power of the Company (or the surviving or resulting entity) after giving effect to such transaction.

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with a second Person, provided each Guarantor and its controlled Affiliates shall be deemed Affiliates of Parent and Merger Sub. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” means all U.S. and applicable non-U.S. Laws relating to the prevention of corruption, money laundering, and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, 18 U.S.C. §§ 1956 and 1957 and the Bank Secrecy Act, as amended by the USA PATRIOT Act, 31 U.S.C. §§ 5311 et seq., and its implementing regulations, 31 C.F.R. Chapter X.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state, foreign or supranational statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, trade or foreign investment Laws and regulations that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, or (ii) regulate foreign investments.

“Backstop Notes” means the 5.50% Exchangeable Senior Notes due 2028, issued to a lender and its affiliates by KORE Wireless Group, Inc. and guaranteed by the Company, in an aggregate principal amount of $120.0 million.

“Backstop Notes Indenture” means that certain Amended and Restated Indenture, dated as of November 15, 2021, by and among the Company, KORE Wireless Group, Inc. and Wilmington Trust, National Association.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which banks in the County of New York, New York are required or authorized to close.

“Business IP” means (a) Owned IP, and (b) Intellectual Property Rights used in or necessary for the operation of the business of the Company or any of its Subsidiaries.

“CFIUS” means the interagency Committee on Foreign Investments in the United States.

“Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company.

“Company Equity Plan” means the KORE Group Holdings, Inc. 2021 Long-Term Stock Incentive Plan, as amended or restated.

“Company Related Party” means any Related Party of the Company.

“Company Stock” means the Common Stock and the Preferred Stock.

“Company System” means the software, hardware, networks and other computer systems administered, controlled, owned, licensed or leased by the Company or any of its Subsidiaries.

“Company Warrants” means the Penny Warrants, Private Placement Warrants and Public Warrants.

“Compliant” means, with respect to the Required Financing Information, without giving effect to any supplements or updates, that: (a) such Required Financing Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financing Information not misleading; (b) no audit opinion or authorization letter with respect to any financial statements (or any portion thereof) contained in the Required Financing Information shall have been withdrawn, amended or qualified; and (c) the Company shall not have indicated its intent to restate any historical financial statement (or any portion thereof) contained in the Required Financing Information, and no such restatement shall be under active consideration or a possibility.

“Confidential Information” means confidential information and proprietary information, including financial and business information.

“Contract” means any agreement, lease, license, contract, note, bond, mortgage, indenture, arrangement or other obligation.

“Disinterested Stockholders” means all holders of outstanding shares of Common Stock other than (a) Searchlight IV KOR, L.P. and its Affiliates (“Searchlight”), (b) Abry Partners, LLC and its Affiliates (“Abry”), (c) the other Rollover Stockholders, (d) all Persons that the Company has determined to be “officers” of the Company within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, and (d) all members of the Company Board who are affiliated with Searchlight or Abry or any of the other Rollover Stockholders.

“Environmental Law” means any Law relating to pollution, the protection of the environment, or human health and safety.

“ERISA Affiliate” means each Person that, at any relevant time, would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange” means with respect to any Person, any U.S. or non-U.S. securities, commodities, futures, options, derivatives or other financial product exchange, transaction facility or other financial market or system (and its clearinghouse, if any) through which such Person or any of its Affiliates conducts trading.

“Existing Credit Document” means that certain Credit Agreement, dated as of November 9, 2023 by and among KORE Wireless Group Inc., the Company, King LLC Merger Sub LLC (as successor to Maple Intermediate Holdings Inc.), WhiteHorse Capital Management, LLC and the lenders party thereto(and as amended, supplemented, waived or otherwise modified from time to time prior to the date hereof).

“Financing Sources” means the debt providers, agents, arrangers and lenders that provide or arrange the Debt Financing, including the debt providers, agents, arrangers and lenders party to the Debt Commitment Letter (the “Financing Entities”), any joinder agreements, credit agreements or other definitive documentations relating thereto entered into in connection therewith, together with their respective Representatives and Affiliates and their respective Representatives’ and Affiliates’ officers, directors, general or limited partners, shareholders, members, employees, controlling Persons, agents and representatives and their respective permitted successors and assigns; provided, that neither Parent nor Merger Sub shall be a Financing Source.

“Group” shall have the meaning given to such term under Section 13 of the Exchange Act.

“Hazardous Substance” means any material, substance, chemical, contaminant or waste that is listed, regulated, classified or defined as hazardous, toxic or as a pollutant, or for which liability or standards of conduct may be imposed, under any Environmental Law, including any petroleum constituents, radioactive materials, radon, asbestos and asbestos containing materials, per- and polyfluoroalkyl substances, pesticides, regulated levels of mold or polychlorinated biphenyls.

“Indebtedness” of any Person means, without duplication: (i) the principal of and accrued and unpaid interest in respect of (A) indebtedness of such Person for money borrowed, and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (ii) all obligations under capital or direct financing leases or any lease that is required to be classified as a finance lease on the face of a balance sheet prepared in accordance with GAAP (but excluding any operating leases); (iii) to the extent drawn, reimbursement obligations under letters of credit or similar credit, performance, or surety transactions; (iv) all obligations of such Person under any swap, hedging, or similar agreement or arrangement that would be payable to terminate such arrangements, calculated, as of the date Indebtedness is determined, as the amount of any payments that would be required to be paid by such Person, as applicable, to the counterparty banks in the event of an early unwind or early termination of such instruments transactions on such date less any amount payable to such Person in connection to such unwind or termination; (v) all obligations for the deferred purchase price of property, services, equity, or other assets (including all seller notes, “earn-out” or similar contingent payment obligations (with respect to “earn-outs” and similar contingent payment obligations, solely to the extent that such obligations have become due and payable)); (vi) all obligations of the type referred to in the foregoing clauses (i) through (v) of another Person secured by any Lien on any property or asset of such first Person; and (vii) all guarantees or similar arrangements by such Person, as applicable, of obligations of the type referred to in the foregoing clauses (i) through (vi) in respect of any other Person, it being understood that the amount of any of the foregoing Indebtedness described in clauses (i) through (vii) shall include any and all accrued interest, prepayment, breakage, and make-whole fees, expenses, premiums or penalties, related thereto, and any other fees and expenses required to be paid by such Person upon repayment thereof, in each case, including as a result of or in connection with the Closing.

“Intellectual Property Rights” means, in any and all jurisdictions throughout the world, all intellectual property and proprietary rights, including all (a) patents, divisionals, continuations, renewals, extensions, reexaminations, inventions, trademarks, trade names, trade dress, domain names, copyrights, designs and trade secrets, (b) applications for and registrations of patents, trademarks, service marks, trade names, trade dress, domain names, copyrights and designs, (c) processes, formulae, methods, schematics, technology, know-how, computer software programs (including source code and object code) and applications, data and databases and (d) other intangible proprietary or confidential information.

“Knowledge” of any Person that is not an individual means the actual knowledge of, for the Company, the individuals set forth in Section 5.1.A of the Company Disclosure Schedules, and for Parent, the individuals set forth in Section 5.2.A of the Parent Disclosure Schedules.

“Leased Real Property” means the leasehold or subleasehold interests and any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries under the Real Property Leases.

“Lien” means any mortgage, lien, license, pledge, charge, security interest, deed of trust, U.S. Uniform Commercial Code lien, right of first refusal, easement, restriction, or similar encumbrance in respect of any property (real or personal) or asset, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance, fact or development that (x) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (y) has prevented, materially delayed or materially impaired the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in the case of clause (x) of this definition, no change, effect, event, occurrence, circumstance, fact or development resulting from the following shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred, is occurring or would be occurring: (a) changes in the economy or financial, debt, credit or securities markets generally in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (b) changes generally affecting the industries in which the Company and its Subsidiaries operate; (c) changes in United States generally accepted accounting principles (“U.S. GAAP”) or in any Law, or the official interpretations thereof; (d) changes in any political or geopolitical, regulatory, legislative or social conditions, acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing; (e) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics, epidemics or other outbreaks of disease, quarantine restrictions, floods, droughts or other natural disasters and force majeure events) (or escalation or worsening of any such events or occurrences, including, as applicable, subsequent wave(s)); (f) a decline, in and of itself, in the market price or trading volume of the shares of Common Stock on the New York Stock Exchange or any other securities market or in the trading price of any other securities of the Company or any of its Subsidiaries; provided that the underlying causes of any such decline may be taken into account unless (and to the extent) such underlying cause would otherwise be excluded by other clauses of this definition; (g) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings, cash flow or cash position or other financial metrics (whether such projections, forecasts, estimates or predictions were made by the Company or independent third parties) for any period; provided that the underlying causes of any such failure may be taken into account unless (and to the extent) such underlying cause would otherwise be excluded by other clauses of this definition; (h) the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, including, in each case the impact thereof on relationships with lenders, employees, customers, suppliers, distributors, partners, vendors or other Persons (provided, that this clause (h) shall not apply to the Company’s and its Subsidiaries compliance with Section 6.1 or any representation or warranty contained in this Agreement to the extent that such representation or warranty is intended to address the consequences of the negotiation, execution or delivery of this Agreement, the performance of the requirements of this Agreement or the announcement, pendency or consummation of this Agreement or the transactions contemplated hereby or for the purpose of the condition set forth in Section 7.2(a) as it relates to such representations and warranties on or prior to the Closing shall be taken into account for determining whether a Material Adverse Effect has occurred); (i) any action or claim made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) (in their capacity as such) against the Company or any of its directors, officers or employees solely to the extent arising out of this Agreement or the transactions contemplated hereby, including the Merger; or (j) actions specifically required by the terms of this Agreement to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking or the CFIUS Approval; except, in the case of clause (a) through clause (e), to the extent the Company and its Subsidiaries, taken as a whole, are materially disproportionately adversely affected by such changes, effects, events, occurrences or developments, compared to other participants in the industry in which the Company operates and then solely to the extent of any such disproportionality.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Owned IP” means any Intellectual Property Rights owned by the Company or any of its Subsidiaries, which shall include the Registered Intellectual Property.

“Parent Related Party” means any Related Party of Parent.

“Penny Warrants” means the warrants issued by the Company to Searchlight IV KOR, L.P. on November 15, 2023, and December 13, 2023.

“Permitted Liens” means: (a) Liens for Taxes or assessments that are (i) not yet due or delinquent or (ii) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with U.S. GAAP; (b) statutory liens or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, workmen’s, materialmen’s or repairmen’s liens or other like Liens arising or incurred in the ordinary course of business; (c) with respect to the Leased Real Property, (i) easements, covenants, conditions, restrictions or other similar matters of record that do not materially impair the use, occupancy or value of such Leased Real Property, including any other agreements, conditions or restrictions that are shown by a current title report or other similar report or listing or implied by law, including easements for streets, alleys, highways, telephone lines, power lines, and railways, and all matters of public record, (ii) zoning, building, subdivision or other similar requirements or restrictions which are imposed by any Governmental Authority of competent jurisdiction which are not violated by the current use or occupancy of such Leased Real Property or the operation of the business thereon and (iii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such Leased Real Property incurred in the ordinary course of business for amounts which are not due and payable, are being contested in good faith, and are not, individually or in the aggregate, material; (d) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws, social security, retirement or similar legislation, or good-faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business; (e) non-exclusive licenses and similar non-exclusive rights granted by the Company with respect to Intellectual Property Rights granted in the ordinary course of business; and (f) Liens, charges, fees or assessments for business parks, industrial parks or other similar organizations not yet due or delinquent.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of the Company.

“Private Placement Warrants” means the warrants to purchase one (1) share of Common Stock at an adjusted exercise price of $57.50 per share, subject to further adjustment, on the terms and conditions set forth in the Warrant Agreement, issued by the Company to Affiliates of Cerberus Telecom Acquisition Corp. pursuant to the Private Placement Units Purchase Agreement by and between Cerberus Telecom Acquisition Corp. and Cerberus Telecom Acquisition Holdings, LLC, dated as of October 21, 2020.

“Protected Information” means personally identifying or other information and data that is subject to any applicable Law or defined as “personal information” or a similar term under applicable Law (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) or that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, modified, compromised, transmitted or disposed of by or on behalf of the Company or any of its Subsidiaries.

“Public Warrants” means the warrants to purchase one (1) share of Common Stock at an exercise price of $57.50 per share, subject to adjustment, on the terms and conditions set forth in the Warrant Agreement, other than the Private Placement Warrants.

“Real Property Leases” means the leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property.

“Redacted Fee Letter” means the fee letter referred to in the Debt Commitment Letter with a Financing Source with respect to the Debt Financing in which the only redactions are pricing, fee amounts, and other economic provisions that are customarily redacted in connection with merger agreements of this type; provided that, in each case, such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing.

“Registered Intellectual Property” means all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries and issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority and, with respect to domain name registrations owned or purported to be owned by the Company, domain name register.

“Regulation S-K” shall mean Regulation S-K promulgated under the Securities Act.

“Regulation S-X” shall mean Regulation S-X promulgated under the Securities Act.

“Related Party” means, with respect to a Party, such Party and any of such Party’s respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, Affiliates, shareholders, equity holders, managers, members, partners, agents, attorneys, advisors, financing sources or other Representatives or any of the foregoing’s respective successors or assigns.

“Representative” means, with respect to any Person, its directors (including the employees and Affiliates of such Person), officers, employees, Affiliates, investment bankers, financial advisors, attorneys, accountants, and other representatives and advisors.

“Required Financing Information” means the financial statements provided pursuant to Section 6.14(a)(iii) and the financial information required by Section 4 of Exhibit C of the Debt Commitment Letter.

“Requisite Company Stockholder Approval” means the adoption of this Agreement by (a) the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon and (b) the holders of a majority of votes cast by the Disinterested Stockholders at the Company Stockholders Meeting.

“Sanctioned Country” means any country or region or government thereof that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of Sanctions or restrictions under Trade Controls including: (a) any Person listed on any U.S. or non-U.S. Sanctions- or export-related restricted party list, including the OFAC List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State Sanctions- or export-related restricted party list; (b) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any Person located, organized, or resident in or a national of a Sanctioned Country.

“Sanctions” means all U.S. and applicable non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“Series A-1 Certificate of Designations” means the Certificate of Designations of Preferences, Rights and Limitations for the Series A-1 Preferred Stock.

“Series A-1 Preferred Stock” means the shares of Preferred Stock, designated as Series A-1 Preferred Stock, of the Company.

“Series A-2 Preferred Stock” means the shares of Preferred Stock, designated as Series A-2 Preferred Stock, of the Company.

“Solvent” means, with respect to any Person, that (a) the then present fair saleable value (determined on a going concern basis) of the assets of such Person, together with its Subsidiaries, taken as a whole, is greater than the total amount of such Person’s, together with its Subsidiaries’, probable liabilities and Indebtedness as such liabilities and Indebtedness become absolute or matured; (b) such Person is able to pay its Indebtedness and liabilities as they become absolute and matured; and (c) such Person, together with its Subsidiaries, taken as a whole, will not have an unreasonably small amount of capital to carry on its businesses as presently conducted or as proposed to be conducted.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal (with references to “25 percent or more” being deemed to be replaced with references to “50 percent”) by a Person or Group (other than Parent, Merger Sub and their respective Affiliates) that the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee determines in its good faith judgment, after consultation with its financial advisors and outside legal counsel, would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (in their capacities as such) than the Merger, and after taking into account (x) any revisions to this Agreement, the Guaranty and the financing committed to by Parent in writing prior to the time of such determination proposed by Parent in a manner that would be binding if accepted; and (y) those factors and matters deemed relevant by the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, customs, duties, tariffs, imposts, fees, levies, assessments or any other governmental charges in the nature of a tax, including, but not limited to, income, corporate, profits, capital, excise, franchise, property (real or personal property), sales, use, inventory, gross receipts, wealth, welfare, license, fuel, natural resources, production, payroll, social security, workers’ compensation, employment turnover, occupancy, gift, estate, recording, lease, user, stamp, transfer, environmental, value added and franchise taxes, deductions and withholdings, together with all interest, penalties, and additions to tax imposed with respect to such amounts by any Governmental Authority, whether disputed or not, and any interest in respect of such penalties and additions.

“Tax Return” means any return, report, declaration, claim for refund, information return or other similar document filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of any Tax, including any schedule, attachment or supplement thereto, and including any amendment thereof.

“Third Person” means any Person or Group, other than (a) the Company or any of its controlled Affiliates or (b) Parent, Merger Sub, Guarantors or any their respective Affiliates or any Group including Parent, Merger Sub, Guarantors or any their respective Affiliates.

“Warrant Agreement” means that certain warrant agreement dated October 26, 2020 by and between Cerberus Telecom Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended by that certain Assignment, Assumption and Amendment Agreement, dated as of September 30, 2021, by and among Cerberus Telecom Acquisition Corp., the Company, and Continental Stock Transfer & Trust Company.

“Willful Breach” means a material breach of this Agreement that is a consequence of a willful or deliberate act or failure to act by a Party that knows that the taking of such act or failure to act would, or would reasonably be expected to, cause a breach of this Agreement.

Term	Section
Acceptable Financing Terms	6.13(a)
Action	5.1(h)
Additional Rollover Agreements	6.20
Additional Rollover Stockholders	6.20
Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(v)
Alternative Debt Financing	6.13(d)
Antitrust Law	6.5(f)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(i)(i)
Bylaws	2.2
Capitalization Date	5.1(b)
Certificate of Merger	1.3
CFIUS Approval	7.1(d)
Change of Recommendation	6.2(d)(v)
Charter	2.1
Chosen Courts	9.5(a)
Closing	1.2
Closing Date	1.2
Code	4.2(g)
Company	Preamble
Company Board	Recitals
Company Cash Award	4.3(c)
Company Disclosure Schedule	5.1
Company Equity Awards	5.1(b)(ii)
Company Permits	5.1(j)(ii)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company RSU	4.3(b)
Company Special Committee	Recitals
Company Stockholders Meeting	6.4
Company Termination Fee	8.2(b)
Confidentiality Agreement	6.6(b)
Continuing Employee	6.9(a)
Contract	5.1(d)(ii)
D&O Insurance	6.11(c)
Data Security Requirements	5.1(q)(iii)
Debt Commitment Letter	5.2(f)(ii)
Debt Financing	5.2(f)(ii)
Definitive Debt Financing Agreements	6.13(a)
DGCL	Recitals
Dissenting Shares	4.1(a)
DOJ	6.5(b)
DPA	6.5(a)

DTC	4.2(c)(i)
Effective Time	1.3
Employer Entities	6.9(a)
Enforcement Costs	8.2(d)
Equity Commitment Letter	5.2(f)(i)
Equity Financing	5.2(f)(i)
Equity Financing Conditions	5.2(f)(iii)
ERISA	5.1(i)(i)
Exchange Act	5.1(d)(i)
Excluded Benefits	6.9(a)
Excluded Shares	4.1(a)
Existing Stockholders	Recitals
Fairness Opinion	5.1(s)
Financing	5.2(f)(ii)
Financing Conditions	5.2(f)(iii)
Financing Letters	5.2(f)(ii)
FTC	6.5(b)
Governmental Authority	5.1(d)(i)
Guarantor or Guarantors	Recitals
Guaranty	Recitals
HSR Act	5.1(d)(i)
Indemnified Party or Indemnified Parties	6.11(a)
Indemnifying Parties	6.11(b)
Insurance Policies	5.1(r)
Intervening Event	6.2(e)(ii)
IRS	5.1(i)(i)
Labor Agreement	5.1(p)(i)
Laws	5.1(j)(i)
Match Period	6.2(e)(i)
Material Contract	5.1(k)(i)
Maximum Liability Amount	9.5(d)
Maximum Premium	6.11(c)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble
Multiemployer Plan	5.1(i)(ii)
New York Courts	9.5(a)
Order	7.1(c)
Outside Date	8.1(b)
Parent	Preamble
Parent Disclosure Schedule	5.2(l)
Parent Material Adverse Effect	5.2(a)
Parent Termination Fee	8.2(c)
Parties or Party	Preamble
Paying Agent	4.2(a)
Payment Fund	4.2(b)

Pre-Closing Period	6.1(a)
President	7.1(d)
Prohibited Financing Modifications	6.13(b)
Proxy Statement	6.3(a)
Reimbursement Obligations	6.14(b)
Required Amount	5.2(f)(vi)
Rollover Agreements	Recitals
Rollover Stockholders	Recitals
Rothschild	5.1(s)
Schedule 13E-3	6.3(a)
SEC	5.1
SEC Clearance Date	6.3(b)
Securities Act	5.1(d)(i)
Security Incident	5.1(q)(iii)
Service Provider	5.1(i)(i)
Specified Acquisition	6.1(c)
Surviving Corporation	1.1
Tail Period	6.11(c)
Takeover Law	5.1(m)
Trade Controls	5.1(j)(iii)
Trustee	6.19(c)
Voting Agreement	Recitals
WARN Act	5.1(p)(ii)